11/22

Follow-Up Materials

06018715

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bespak PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 2 8 2006
THOMSON
FINANCIAL

FILE NO. 82- 03349 FISCAL YEAR 4-29-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 11/22/06

bespak

Annual Report

06

4-29-06
ARS 82-33419

Transforming inhaled drug delivery



IN REVENUE





1,000

NUMBER OF PEOPLE USING A BESPAK PRODUCT EVERY SECOND OF THE DAY



Transforming quality

10

NUMBER OF MICRONS TOLERANCE DETECTED BY AUTOMATED MEASURING SYSTEMS

Transforming airway management

34

PERCENTAGE OF INCREASE OF GROWTH IN OPERATING PROFIT


bespak



300

MILLIONS OF PEOPLE ESTIMATED TO BE DIABETIC IN 2025 BY THE WORLD HEALTH ORGANISATION



Transforming itself

>> Core businesses performed ahead of plan
>> Revenue, operating profit and diluted earnings per share all increased
>> Exubera® first inhaled drug for diabetes approved
>> Acquisition of King Systems – reducing dependence on pharmaceutical approvals

Bespak's financial year ending 29 April 2006 was excellent. All our core businesses performed ahead of plan.

Exubera®, the first inhaled drug for diabetes, was approved, opening up significant annual sales potential. The Company acquired King Systems in December and delivered the first step of its strategy to reduce its dependency on pharmaceutical approvals.

Revenue, operating profit and diluted earnings per share all increased at double digit rates. Revenue increased by 17% to £93.1 million (2005: £79.4 million), operating profit before special items increased by 34% to £14.2 million (2005: £10.6 million), and diluted earnings per share before special items increased by 15% to 35.4p (2005: 30.9p). This strong financial performance was driven by growth in Metered Dose Inhaler (MDI) valves, the commencement of manufacturing of the Exubera® inhaler, and the impact of the King Systems acquisition which from December 2005 contributed £11.1 million of sales.

The Board has proposed a final dividend of 12.1p per share (2005: 12.1p), making a full year dividend of 19.1p per share (2005: 19.1p). This is supported by the Group's strong operating cash flow during the year, which increased 25% to £17.8 million (2005: £14.2 million). Net debt as at 29 April was £27.8 million (2005: £17.4 million net cash), reflecting the impact of new borrowings to finance the King acquisition and payment of a one-off contribution of £9.0 million to the pension scheme.

In June, Bespak received an unprecedented three Plastics Industry Awards, which recognised our position as a world-class manufacturer of disposable medical devices. The Company won *Best Health & Safety Programme*, *Best Environmental or Energy Efficiency Programme* and the coveted *Processor of the Year* awards. The citation described Bespak as "an extremely well-run multi-national operation that has built an enviable business reputation through strong product niches that have enabled it to continue to strongly grow its business".



John Robinson
Chairman

Revenue
Up 17% to £93.1 million (2005: £79.4 million).

+17%

Operating profit before special items
Up 34% to £14.2 million (2005: £10.6 million).

+34%

Diluted earnings per share before special items
Up 15% to 35.4 pence (2005: 30.9 pence).

+15%

Operating cash flow
Up 25% to £17.8 million (2005: £14.2 million).

+25%

>> Inhaled Drug Delivery

"As the number of people with diabetes grows worldwide, the disease takes an ever-increasing proportion of national health care budgets. Without primary prevention, the diabetes epidemic will continue to grow."
World Health Organisation 2006

Last year, we articulated a strategy to build a consistent revenue and earnings track record. We aim to achieve this goal through organic growth, selective acquisitions and three competencies – Six Sigma manufacturing, proprietary development processes, and high-performance culture – which we will apply to our own existing businesses and bring to future acquisitions. We said that we would broaden the Group's customer base beyond pharmaceutical companies and reduce our dependency on lengthy development programmes which make growth difficult to forecast. We said that the anticipated approval of Exubera® for diabetes would have a significant impact on the Group.

These things have happened. Our Inhaled Drug Delivery business delivered double-digit sales growth in MDI valves and benefited from first production of the Exubera® inhaler. We delivered the first step of our diversification strategy by acquiring King Systems, which has been successfully integrated. Our Six Sigma programme delivered substantial savings and is creating a high performance culture at Bespak.

Having acquired King Systems, we now have three business segments: Inhaled Drug Delivery, Anaesthesia & Respiratory Care and Consumer Dispensers.

Inhaled Drug Delivery

Bespak's Inhaled Drug Delivery segment consists of Respiratory and Device & Manufacturing Services, which are product groups with common customers, similar financial returns and shared facilities in King's Lynn and Milton Keynes. Sales increased by 3% to £76.5 million (2005: £74.0 million) as a result of increased volumes of HFA valves to European customers and the commencement of manufacturing of the Exubera® inhaler, partially offset by the loss of revenue from the closure of our North Carolina facility in September 2005. Respiratory sales increased by 7% to £43.2 million (2005: £40.2 million) whilst Device & Manufacturing Services sales decreased by 1% to £33.3 million (2005: £33.8 million). Operating profit before special items increased by 13% to £13.1 million (2005: £11.6 million), reflecting improved margins.

Respiratory

Bespak develops, manufactures and sells proprietary inhalation devices, including MDI valves, actuators and accessories to deliver pharmaceuticals to the lungs and nose. These products, which are based on Bespak's extensive intellectual property portfolio, play a critical role in the delivery system for drugs treating asthma and chronic obstructive pulmonary disease (COPD). MDI valves typically are customised and sole-sourced for each drug. Switching costs are extremely high and we sell the products as long as the drug is marketed.

Two drivers in the MDI market are the transition from chlorofluorocarbon (CFC) propellant to hydrofluoroalkane (HFA) and the shift of volume from proprietary to generic drugs.

The Montreal Protocol ozone depletion agreement requires that CFC propellant is replaced with HFA. This requires re-formulating the drug, new clinical trials, and submission of a new drug filing. Europe has largely converted to HFA formulations. Historically, Bespak has benefited from this conversion. Over the past four years we have become the MDI market leader by value, with the largest array of CFC and HFA valves, formulations and customers. We believe that we have won more than two-thirds of the HFA formulations approved around the world, including three HFA formulations in the US. Last year, Bespak's HFA unit sales grew by 40% while CFC valve volumes fell by 29%. Overall MDI valve volumes grew by 4%.



[1] Development of bronchiole constriction associated with asthma

Transforming itself

Bespak is working to transform itself into an ever greater company. We believe that a great company needs to fulfil three purposes:

- Contribute to society. Bespak helps people to breathe.
- Achieve great performance for its customers and shareholders. Bespak strives to give the highest quality and responsiveness to customers and deliver steady increases in value to shareholders.
- Be a great place to work. Building a high-performance culture allows employees to realise their potential while making everybody feel like an owner.



Bespak's accelerated feasibility testing service combines formulation and device expertise to help customers develop MDIs quickly and efficiently.
Bespak's proprietary HFA valve elastomer formulations will soon be developed and manufactured in our new facility in King's Lynn.
bespak
Dose Counter
bespak

>> Inhaled Drug Delivery


Revenue by business – 2005/6
£000
1
2
3

1 Inhaled Drug Delivery – £76,442
2 Consumer Dispensers – £5,524
3 Anaesthesia & Respiratory Care – £11,118


Revenue by destination – 2005/6
£000
1
2
3
4

1 UK – £23,796
2 USA – £41,982
3 Europe – £19,852
4 Rest of the World – £7,454

In addition to HFA volume growth, generic customers have grown from 39% of Bespak's volume in 2003 to 60% today. Generic customers value responsiveness and flexible manufacturing. Bespak's strong performance during the HFA transition has in part been due to our strategy of providing outstanding technical support during development.

In March 2005, the FDA announced that the US albuterol market must convert to HFA by the end of 2008, which has inaugurated a period of significant change. Bespak enjoys a high share of the CFC albuterol market in the US, and none of the four approved HFA albuterol pharmaceutical suppliers currently has any meaningful market share. Bespak's customer base in CFC albuterol formulations differs from that in HFA equivalents, and its share of the market is expected to be re-based through this transition. In due course, this transition will lead to the cessation of manufacturing of CFC valves and allow Bespak to simplify its operations and achieve manufacturing economies.

Bespak's MDI valves are protected by numerous patents, including the rubber seals which are in constant contact with the drug. In order to support Bespak's proprietary HFA valve elastomer formulations, we have completed the construction phase of our investment in a captive elastomer development and manufacturing facility in King's Lynn. Manufacturing processes are now undergoing validation and customer approval. This new plant will protect both the supply chain for these critical components and the intellectual property associated with them.

Bespak is developing a portfolio of dose counters, which enable patients to monitor the number of doses remaining in their inhaler. We have developed our own proprietary dose counter for the US market, which has been pre-production sampled and is on test at a number of customers. In March, we signed a co-marketing and manufacturing agreement with Bang & Olufsen Medicom, who have developed a dose counter that requires reduced actuation force.

Device & Manufacturing Services

Bespak provides a comprehensive range of device-related services to pharmaceutical and drug delivery companies and operates the largest clean room in the UK. The business enjoyed double-digit sales growth from both our largest contract manufactured product as well as Innovata's Clickhaler® device, under license to Otsuka Pharmaceutical Co. and Merck Generics. In August 2005, we commenced production of a dry powder inhaler for Chiesi Farmaceutici.

In January, Pfizer announced the approval of Exubera® in Europe and the US, and which is now being launched. Production demand is ahead of our original expectations and the primary risk and opportunity we face in this business is the pace of Exubera®'s production scale-up.

Bespak's strategy is to broaden the portfolio of device development programmes, targeting high value opportunities that play to the Company's strengths in GMP programme management, precision plastic moulding and high volume automated assembly.

Over the past several years, we have developed a reputation for responsiveness and, as a result, our portfolio has more than doubled over the past three years to more than twelve active programmes. Last year, we won two new programmes, including a specialty device for a leading global pharmaceutical company and Caretek's ImplaJect device.

1 Bespak produced the three hundred millionth Diskus® device for GlaxoSmithKline at the end of 2005.

2 Exubera® delivery device was approved in January 2006 and has now been launched. This new product has more than £20 million of annual sales potential.


bespak
300 millionth device manufactured December 2005



Transforming inhaled drug delivery

The Easifill valve is designed to deliver formulations in a single shot and increase dose consistency. It eliminates loss of prime, a common problem when inhalers need to be fired several times to "prime" before a full dose can be taken; seen when the inhaler has been left unused or when fresh out of the box. Easifill is patented in three ways; its design, its surface coatings, and its three rubber seals. Easifill is now used in several drug formulations undergoing clinical trials.

Bespak has also begun production of the inhaler for Exubera®, the world's first inhaled insulin. This device has the potential of at least £20 million new annual sales.


Easifill features a metering chamber that is open to the main drug canister when not in use, giving good dose consistency and eliminating the need to prime the inhaler.
Easifill, coupled with Bespak's range of dose counters, can help improve compliance by ensuring that a full dose is delivered with each actuation and by helping patients keep track of their medication regime.
bespak

>> Anaesthesia & Respiratory Care

"I just wanted to say how well the King LT-D has worked in the instances in which it was used. Each time the patient would go from O_2 saturation of 20 – 40% and very cyanotic, to an O_2 saturation of 99% in less than a minute with very adequate air exchange and near instant color improvement." Scott Stephens, US Paramedic

Anaesthesia & Respiratory Care
King Systems develops, manufactures and sells single-use breathing circuits, face masks and laryngeal tubes for use in surgery and critical care settings. These products are manufactured in facilities in Indianapolis, Indiana and Kent, Ohio. Unlike Bespak's other products, these products are sold to anaesthetists by our own 35-person sales force, which calls on hospitals and pulls the products through medical/surgical distributors. Sales for the four months ending 29 April were £11.1 million. Operating profit before special items was £2.0 million, representing the maiden contribution from the acquisition of King Systems, after group allocations.

The King Systems acquisition represents an expansion into a business adjacent to Bespak's Inhaled Drug Delivery segment, with complementary products, manufacturing and profitability. It strengthens Bespak's footprint in the large US market. The consideration for King Systems is $95 million, which consisted of an initial payment of $75 million, $10 million paid on exceeding $9.3 million of adjusted EBITDA (earnings before interest, taxes, depreciation and amortisation) for the year ended 31 December 2005 and another $10 million payable on attaining $11.0 million adjusted EBITDA for the year ending 31 December 2006.

King Systems estimates that its sales on a hospital level are up 10% from the prior year. Growth has been driven by three new products:

- The Universal F2™ breathing circuit is a patented, dual limb circuit which is compact when stored but can be expanded during use. It can be shaped to avoid the surgical field and retains that shape during surgical procedures.
- King's laryngeal tubes are available in both reusable and disposable designs. They offer superior positive pressure ventilation relative to laryngeal masks, are superior to endotracheal tubes in terms of ease of use and lower drug delivery costs.
- King recently launched the Airtraq® device, which is the first disposable optical laryngoscope. Airtraq® is used for difficult endotracheal tube intubations and, together with the laryngeal tubes, broadens King Systems' airway management offering.

King's five senior managers have all been retained since the acquisition. Immediately after the acquisition, the Vice-President of Sales & Marketing was named President following the retirement of King's founder and CEO. A new Vice-President of Finance has been recruited who reports jointly to the President and Bespak's Group Finance Director.

The key risk facing King is maintaining certain Group Purchasing Organisation contracts as well as absorbing the impact of raw material cost increases similar to those seen in Bespak's other businesses.





[1] The King Universal F2™ is compact when stored but expands and retains its shape during surgical procedures. It is designed to stay with the patient from surgery through to recovery, eliminating the need to exchange for a second short-term circuit.

[2] The King Universal F2™ in use.

Transforming airway management

King Systems' patented laryngeal tubes offer unique advantages over other airway management devices. They are designed to provide positive pressure ventilation and spontaneous breathing, making them more versatile as airway management tools.



The King LT and LT-D's ability to provide positive pressure ventilation and spontaneous breathing makes them more versatile and useful.
The devices are easily inserted in only a few seconds and cause significantly fewer incidences of sore throats and trauma.
AIRTRAQ® is the first disposable optical laryngoscope, giving clinicians a visual guiding system for routine and complex airway use. Airtraq® facilitates the most difficult intubations.

>> Consumer Dispensers
>> Growth strategy and acquisitions
>> Outlook

Consumer Dispensers

Bespak manufactures pumps for consumer household products, toiletries and fragrances. Sales increased 3% to £5.5 million (2005: £5.4 million) and operating losses decreased to £1.0 million (2005: £1.1 million). Its market remains competitive, although the recent launch of a new product is gaining considerable traction with several large European customers. The BK580 fine mist spray pump was launched in March. It has a number of advantages, including 10% smaller mean particle size and a greatly reduced output of large spray particles. It handles viscous formulations unusually well and produces a highly symmetrical size distribution with smooth rounded patterns.

Growth strategy and acquisitions

Over the past year, we have confirmed our strategy to grow organically and through selective acquisitions. Furthermore, we have deepened competencies in Six Sigma and GMP product development, whilst promoting a high-performance culture. We believe this strategy is working. Following the successful King acquisition, it is our intention to look for further acquisitions in the anaesthesiology and respiratory products industry, while also considering acquisitions that complement our inhaled drug delivery businesses.

Outlook

Last year, the business benefited from several positive developments: the closure of the US manufacturing facility followed by the acquisition of King Systems Corporation and commencement of manufacturing for the Exubera® inhaler.

Looking ahead, a number of key issues will influence Bespak's performance:

- Manufacturing will continue to be scaled-up for the Exubera® inhaler to support its global launch, with production activity expected to be ahead of our original expectations, although it will be some months before end-user demand is ascertained.
- There will be a full year trading benefit from the King acquisition compared to four months last year, and we anticipate growth with the added benefit of new products.
- The conversion from CFC to HFA in albuterol formulations in the US is accelerating, generating higher than expected levels of activity in the short term, but is expected to create uncertainty from the start of the next calendar year. Bespak enjoys a high share of the CFC albuterol market in the US, and its customer base in CFC albuterol formulations differs from that in HFA equivalents, and its share of the market is expected to be re-based through this transition.

The Board remains confident of meeting its expectations for the current financial year.

Mark C Throdahl
Chief Executive





1 Bespak uses computerised vision based measuring systems like Nikon's Nexiv to automatically measure critical component dimensions to 10 micron tolerances.

2 Bespak's scientists and analytical capabilities support customers from product development through to regulatory approval and routine production.

3 Bespak's site in King's Lynn has recently been extended to create a dedicated elastomer development and manufacturing facility. Coupled with the existing ethanolic extraction capability, Bespak offer a truly 'end-to-end' capability in the development of MDI valves.



Transforming quality

Bespak employs the most sophisticated development, manufacturing and quality systems to create devices used in lifesaving applications. Attention to quality is deeply built into Bespak's processes from the earliest stages of product design and industrialisation to the sophisticated controls within product manufacture.

By applying Six Sigma principles throughout our manufacturing we have delivered significant savings.



Bespak produced the three hundred millionth Diskus® device for GlaxoSmithKline at the end of 2005.
The ruby tipped probe on one of Bespak's Coordinate Measuring Machines (CMMs) employed to measure critical dimensions throughout production.

>> Executive







1 John Robinson
John Robinson, (65) was appointed Chairman in January 2004. John is also Chairman of the Nomination Committee. From 1990 to 1997 John was Chief Executive of Smith & Nephew plc. He was subsequently Chairman of Smith & Nephew plc until 2000. He is currently chairman of George Wimpey plc and Affinity Healthcare Limited, is a non-executive director of Esporta Group Limited and an Operating Partner of Duke Street Capital. During the year John resigned from his position as Chair and Pro-Chancellor of Hull University and his directorship of Paragon Healthcare Group.

2 Mark Throdahl (USA)
Mark Throdahl, (55) was appointed Chief Executive in June 2001. He joined Bespak after spending thirteen years with Becton Dickinson, a leading medical device and clinical diagnostic systems company. Prior to this, Mark was with Mallinckrodt, Inc., the medical device and diagnostic products supplier, for thirteen years. He is a member of the Nomination Committee.

3 Martin Hopcroft
Group Finance Director, (45) and a chartered accountant, he joined the Board in November 2002 from Kvaerner Oil & Gas where he was Chief Financial Officer. Prior to Kvaerner, Martin was Group Finance Director of Darby Group plc and held senior financial positions at Merial Limited and Halma plc. He resigned his directorship on 26 July 2006.

>> Non-Executive









4 Paul Boughton

Corporate Development Director (50) and a chartered accountant, joined Bespak in August 2005 and was appointed to the Board on 1 June 2006. From 1991 to 2004 Paul was Business Development Director of Spectris plc where until 1996 he was also Company Secretary. Since December 2004 Paul has held a non-executive directorship of Raymarine plc, where he chairs the Audit Committee. Paul was also a non-executive director and Chairman of the Audit Committee of London Bridge Software Holdings plc from 1999 to 2004.

5 Chris Banks

Chris Banks (56) was appointed to the Board as a non-executive director on 26 April 2006. He was finance director at The BIS Group from 1985 to 1991 and finance director at CMG plc from 1992 to 2000. Chris remained a non-executive director of CMG until December 2002. He is currently senior non-executive director and chairman of the Audit Committee at Detica Group plc and The Innovation Group plc. Chris is also a trustee of The Barbara Ward Children's Foundation. He qualified as a Chartered Accountant in 1973 and is a member of the Association of Corporate Treasurers. Chris chairs the Bespak Audit Committee and is also a member of the Nomination Committee.

6 Jack Cashman (Ireland)

Jack Cashman (65) was appointed non-executive director in September 2002 and throughout the year was a member of the Audit, Remuneration and Nomination Committees. Since 27 April 2006 Jack has been a member of the Audit and Remuneration Committees. He is currently Chairman of Vectura group plc and Advanced Surgical Concepts, and is a non-executive director of Phoqus Limited, Transat AT Inc., (USA) and Amtrol-Alfa (Portugal).

7 Jim Dick

Jim Dick (53) was appointed non-executive director on 26 April 2006. He has been president of Smith & Nephew Wound Management and a member of the Smith & Nephew Group Executive Committee since 1999. Jim retired from Smith & Nephew at the end of June 2006. Jim is a member of the Remuneration Committee.

8 Dr Peter Fellner

Dr Peter Fellner (62) was appointed to the Board as a non-executive director on 14 November 2005. Dr Fellner's background and wide experience in high technology medical and pharmaceutical development gained at Roche and Celltech means he brings considerable strength to the Board. Peter is a member of the Remuneration, Audit and Nomination Committees, and upon the retirement of George Meredith, following the Annual General Meeting, he will become Senior independent director and will assume the Chair of the Remuneration Committee.

9 George Meredith (USA)

George Meredith (62) non-executive director joined the Board in July 2000. He is the senior independent director. Throughout the year until April 27 George was a member of the Nomination and Audit Committees. George has chaired the Remuneration Committee throughout the year. He is a director of the Battelle Memorial Institute and was Executive Vice-President and a main Board director of 3M Corporation until 1999.

10 Jenny Owen

Jenny Owen (51) joined Bespak as Company Secretary and Group Counsel on 1 March 2006. She qualified as a solicitor in 1981 and is a member of the Law Society.

>> Principal activities of the Group
>> Research and development
>> Results and dividends
>> Directors
>> Disclosure of information to auditors
>> Directors' remuneration
>> Directors and their interests

The directors of Bespak plc present their report and the audited financial statements of the Group for the 52 weeks ended 29 April 2006.

The principal activities of the Group
The principal activities of the Group are the design, development and manufacture of specialty medical devices and services to the pharmaceutical industry. Our products include metered dose inhalers, dry powder devices, actuators, compliance aids, disposable facemasks, breathing circuits and laryngeal tubes.

A review of the Group's business can be found on pages 4 to 11. Bespak plc is a Company incorporated under the laws of England and Wales and registered under Number 406711. Its registered office is situated at Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes MK12 5ST, Buckinghamshire, UK.

Research and development
The Group has a programme of continuous investment in its product development activities. During the year, the Group invested £3.8 million (2005: £3.2 million) of research and development expenditure.

Results and dividends
The financial key performance indicators are revenue, operating profit, earnings per share and operating cash flow. The company has made good progress on these as shown in the Operating Review and Accounts.

The profit before tax for the 52 weeks ended 29 April 2006 was £13.7 million (2005: £4.8 million).

The directors propose a final dividend for the year of 12.1 pence per share (2005: 12.1 pence per share) to be paid on 26 October 2006 to shareholders on the register at close of business on 6 October 2006. An interim dividend of 7.0 pence per share (2005: 7.0 pence) was paid on 27 February 2006 making a total dividend for the year of 19.1 pence per share (2005: 19.1 pence).

Directors
The names of the directors, together with brief biographical description appear on pages 12 and 13.

Sir John Chisholm resigned at the conclusion of the 2005 Annual General Meeting. Peter Fellner was appointed as a non-executive director on 14 November 2005. Adrian Auer resigned his post on 26 April 2006. Chris Banks and Jim Dick were appointed as non-executive directors on the same day. George Meredith has notified his intention to stand down from the Board at the conclusion of the Annual General Meeting after almost seven years of service. Paul Boughton was appointed as an executive director on 1 June 2006. Under the Company's Articles of Association John Robinson and Mark Throdahl are required to retire at the Annual General Meeting. George Meredith has indicated he will not be standing for re-election. Chris Banks, Jim Dick, Peter Fellner and Paul Boughton seek election as directors at the Annual General Meeting. The explanatory notes to the Notice of Annual General Meeting state why the Board believes these directors should be elected or re-elected.

Details of the unexpired terms of the service contracts and arrangements of the directors standing for election and re-election can be found in the Remuneration Report on pages 21 to 23.

Disclosure of information to auditors
In the case of each director, so far as each is aware, there is no relevant audit information of which the Company's auditors are unaware. Each director has taken all the steps he needs to have taken as a director in order to make himself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

Directors' remuneration
The Remuneration Report which includes information regarding directors' service contracts, appointment arrangements and interests in share options can be found on pages 18 to 22.

Directors and their interests
The beneficial interests at 29 April 2006 of the directors on that date (including the interests of their families) in the ordinary shares of the Company are shown opposite:

>> Directors and officers liability insurance
>> Share capital and issue of ordinary shares
>> Major shareholdings

	Shares		Options		Performance shares/SARS	
	2006 Number	2005 Number	**2006 Number**	2005 Number	**2006 Number**	2005 Number
J Robinson	8,000	3,000	–	–	–	–
MC Throdahl	100,200	74,700	462,000	462,000	72,000 (SARS) 24,000 Performance shares	–
MP Hopcroft	7,649	3,649	183,400	183,400	27,000 Performance shares	–
P Boughton (appointed 1 June 2006)	11,987	–	–	–	15,069 Performance Shares	–
AR Auer (resigned 26 April 2006)	–	–	–	–	–	–
JC Banks (appointed 26 April 2006)	6,000	–	–	–	–	–
JP Cashman	–	–	–	–	–	–
Sir John Chisholm (resigned 8 September 2005)	–	10,000	–	–	–	–
P Fellner (appointed 14 November 2005)	4,000	–	–	–	–	–
WG Meredith	20,000	20,000	–	–	–	–

Since 29 April 2006 the following directors have acquired interests in the ordinary shares of the Company as follows:

J Dick	7,500 shares

None of the directors had a material interest at any time during the year in any contract of significance, other than a service contract, with the Company or any of its subsidiaries.

Directors' and officers' liability insurance

Insurance cover is in place in respect of the personal liabilities which may be incurred by directors and officers of the Company in the course of their service with the Group.

Share capital and issue of ordinary shares

The authorised and issued share capital of the Company is set out in note 27 to the accounts on page 60. 1,214,679 ordinary shares were issued during the year.

Major shareholdings

The following interests in the share capital of the Company have been notified to the Company in accordance with Sections 198 to 208 of the Companies Act 1985 as at 11 July 2006. The percentages shown are based on the issued share capital at that date.

Shareholder	Number of shares in which there is an interest	Interest in issued share capital (%)
Schroder Investment Management	5,336,256	19.04
Schroder UTs*	2,769,483	9.88
BGI	2,063,478	7.36
Hermes Pensions Management	1,624,494	5.80
AXA Framlington Investment Management	1,353,290	4.83
MLIM	1,294,683	4.62
Morley Fund Management	1,220,838	4.36
BGI Life**	1,148,958	4.10
Wilmington Trust	1,141,427	4.07
Mr M Schumann	1,131,000	4.04
Mineworkers PS/British Coal PFs*	1,037,240	3.70
Legal & General Investment Management	1,006,269	3.59
British Coal PFs*	992,866	3.54
BT PF	854,902	3.05

* Included in the interest notified by Schroder Investment Management.
** Notified by BGI.

>> Payment policy
>> Financial risk management
>> Employees

Payment policy
It is the Company's policy to agree payment terms with suppliers and to abide by these terms subject to satisfactory performance of the relevant transaction. The Group's average creditor payment period at 29 April 2006 was 40 days (2005: 43 days) and that of the Company was 30 days (2005: 30 days).

Financial risk management
The Group's operations expose it to a variety of financial risks that include the effects of credit risk, interest rate risk and currency risk.

1 *Credit Risk* – the Group has implemented policies that require appropriate credit checks on potential customers before sales over a certain limit are made.
2 *Interest Rate Risk* – the Group is subject to interest rate risk on its bank loan the terms of which are reviewed by the Board on a regular basis.
3 *Currency risk* – the Group is a sterling denominated group which receives much of its income in US dollars. It has hedging agreements in place to minimise negative currency fluctuation.

The Board is responsible for establishing and maintaining the Group's system of internal control and for reviewing the effectiveness of these controls. Internal control systems are designed to meet the particular needs of the Group and the risks to which it is exposed. By their nature, internal control systems are designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide only reasonable and not absolute assurance against material misstatement or loss.

The Group operates under a system of controls that includes but is not limited to:
- Defined organisational structure;
- Appropriate delegation of authority to operational management;
- Preparation of annual budgets;
- Preparation of monthly management accounts, with comparison to budgets and last year;
- Investment evaluation procedure for approval of capital expenditure, customer-funded projects and capital disposals;
- Self-certification by general management and/or financial management of compliance and control issues; and
- Identification, evaluation and management of significant risks, which are regularly reviewed by the Operating Committee and the Board.

The Group operates under a system of processes that includes but is not limited to:
- Monthly meetings by the General Executive Committee to discuss and review operating performance, significant risks and key issues; and
- Regular reports by the Chief Executive Officer and Group Finance Director of performance, significant risks and key issues.

Bespak does not have a dedicated internal audit function, although internal reviews are undertaken half-yearly by senior financial staff. The Board has considered the need for an internal audit function and concluded that it is appropriate, given the Group's size and structure, for internal audit processes to be developed as the size and complexity of the Group increases.

The Audit Committee, on behalf of the Board, has conducted its annual review of the effectiveness of the system of internal control based on a review of significant risks identified, internal reviews, external audits and reports from management.

Employees
Bespak is an equal opportunity employer. It is committed to giving fair and equal treatment to all employees and job applicants in terms of recruitment, pay, conditions, promotions, training and all employment matters regardless of their race, sex, ethnic background or religious beliefs, sexual preference or disabilities. An equal opportunities policy is in force. The Company also believes that all employees have a right to work in an environment free from discrimination and bullying. It places special responsibility upon its managers to ensure its policy is in effect.

The Group is committed to maximising the level of employee involvement in its business at all levels. Appropriate training is given to staff to enable them to do their jobs to the best of their ability and comprehensive learning resources are available to all employees. The performance review system allows employees to discuss career opportunities and development, to review guidance on achieving their goals and to complete development plans. In addition employees are encouraged through sponsorship or a contribution to costs, to study for job-related qualifications.

>> Disability policy
>> Whistle-blowing policy
>> Charitable and political contributions
>> Annual General Meeting
>> Auditors

The Group is committed to achieving the highest levels of quality and operates to the internationally recognised quality standard ISO 9001/9002 and the medical device standard ISO 13485. In October 2005 the Company had a successful FDA audit which led to approval for supply of the Exubera® device to the US market.

Staff work within a defined quality system and are trained in "Good Manufacturing Practice". Quarterly briefings are given to staff to keep them informed of matters concerning the business including financial and economic factors affecting Group performance.

The Company takes a proactive approach to consultation with employees on a variety of work related issues through the use of an Employee Consultative Forum (ECF).

ECF members are nominated by permanent staff and in the event of there being more nominations than places on the ECF, confidential ballots are held among the relevant population within the workforce. To be eligible for nomination employees must hold a permanent job in the Company. Elections are held regularly every two years and more frequently if required.

The Group operates share option schemes, performance related bonus schemes and the Bespak share incentive plan.

Disability policy
The Group gives full consideration to applications for employment from disabled persons. Opportunities also exist for employees of the Group who become disabled to continue in their employment or to be considered for other open positions in the Group.

Whistle-blowing policy
The Company is committed to the highest standards of openness, integrity and accountability. The Group operates a whistle-blowing policy so that employees can report confidentially any matter giving rise to concerns about the operation of the Company's business.

Charitable and political contributions
During the year the Group made donations to charitable organisations of £26,039 (2005: £9,176). Of the total, £3,348 was donated to local charities and community development programmes, £3,250 to Arts projects, £17,956 to healthcare related charities and £535 to local educational establishments.

The Company's policy is that contributions are not made to any political party and no such contributions were made during the year.

Annual General Meeting
The 2006 Annual General Meeting of the Company will be held at Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Buckinghamshire MK12 5TS, on Thursday 28 September 2006 at 2.00pm. Details of the resolutions to be proposed, together with the Notice of Meeting, are being sent to shareholders with these accounts.

Auditors
PricewaterhouseCoopers LLP are the Company's auditors and a resolution to re-appoint them and authorise the directors to set their remuneration will be proposed at the Annual General Meeting.

By order of the Board

Jenny Owen 11 July 2006
Company Secretary

>> Unaudited Information

Remuneration Report

The directors present their Remuneration Report which covers the remuneration of both executive and non-executive directors and certain senior executives as agreed by the Remuneration Committee. The Report will be subject to the approval of the shareholders at the Annual General Meeting in September 2006.

The first part of this Report contains unaudited information. The second part contains information which has been subject to audit. Both parts have been prepared by the Company Secretary; in the case of the section on executive directors' remuneration, on behalf of the Board. The Report has been approved by the Board and signed on its behalf by the Chairman of the Remuneration Committee.

Unaudited Information

The role of the Remuneration Committee

The Remuneration Committee, which consists only of independent non-executive directors, determines and agrees with the Board the framework or broad policy for the remuneration of the Chairman, the Chief Executive, the executive directors, the Company Secretary and other members of the senior executive management as are designated by the Board to be considered from time to time. It determines the policy for, and scope of, pension arrangements and approves the design of performance related and bonus pay schemes. It also sets the targets for such schemes and approves total annual payments under such schemes.

The Committee reviews the design of all share incentive plans for the approval of the Board and the shareholders. It determines each year whether awards will be made and if so, the overall amount of such awards, the individual awards to be made to executive directors and other senior executives and the performance targets to be used.

The full terms of reference of the Remuneration Committee are published on the Company's website.

Membership

The Remuneration Committee is chaired by George Meredith. Jack Cashman has been a member of the Committee throughout the year. Sir John Chisholm was a member until his resignation from the Board on 8 September 2005. Adrian Auer was a member until his resignation from the Board on 26 April 2006. Jim Dick has been a member since 27 April 2006. Upon George Meredith's resignation from the Board after the Annual General Meeting, Dr Peter Fellner will assume the chair of the Remuneration Committee.

No Remuneration Committee member has any day-to-day involvement in the running of the Company.

The Remuneration Committee has met five times during the course of the year. Other directors and employees of the Company who have attended some or all of the Meetings were the CEO, the Board Chairman, the Company Secretary, the Finance Director, the HR Director and the Company's pension advisors Hymans Robertson. All were appointed by the Company and have appropriate qualifications and experience to advise the Company on aspects of the Company's policies and practices. In addition the Company sought advice from Hewitt Bacon & Woodrow ("Hewitts") on a variety of matters including salary and bonus levels, long-term incentive plans and pensions.

Policy on Executive Directors' and Senior Executives' Remuneration

The Committee's policy for the forthcoming and subsequent years on remuneration for executive directors and senior executives is to ensure that the components and overall value of the Company package will:

- attract and retain executives of the highest quality;
- motivate them to achieve performance levels consistent with the best interests of the shareholders;
- take into account the value of remuneration provided by employees with whom the Company competes for executives;
- reflect annual and longer term performance of the Company as measured against targets set by the Committee; and
- be appropriate by comparison with the remuneration of other groups of employees within the Company.

During the year the Committee has:

- reviewed and approved the design of the long-term incentive plan as presented by Hewitts;
- approved a proposal for management bonuses for the Company's Group Executive Committee members. Details of the members of the Group Executive Committee, which comprise the Company's senior management team, are set out in the Corporate Governance Report on page 26; and
- reviewed assessment of achievement against corporate objectives;

- reviewed proposals for salary increases for Mark Throdahl and his direct reports;
- approved the rules for a new Long-Term Incentive Plan (LTIP);
- approved a proposal to offer free shares to employees as part of their bonus;
- approved the termination of the 1996 Executive Share Option Scheme (ESOS), the 1996 Company Share Option Scheme (CSOS) and Rule 12 of the 2002 ESOS;
- resolved that no further grants of options be made under the Schemes listed above;
- approved a management incentive plan;
- approved awards to Mark Throdahl and Martin Hopcroft under the Bespak 2005 LTIP; and
- reviewed the fees for the Chairman.

During the year the Remuneration Committee has systematically reviewed the remuneration of the Group's senior executives. Both base salaries and bonus entitlement were reviewed by reference to a benchmarking survey carried out by Hewitts on behalf of the Committee. As a consequence the salaries of some of the members of the senior management team were increased in line with increased responsibility and competitive market salary rates.

Components of Executive Directors' Remuneration

Base Salary

The annual salary of each executive director is paid monthly in cash. It is determined by the Committee and is effective from 1 August each year. The salary reflects the experience and level of competence of the individual as judged annually by the Committee taking into account salary levels in the market.

Annual Bonus

An annual bonus is available to the executive directors calculated by reference to the performance of the Company as measured against targets agreed by the Committee.

In the 2005-06 financial year, the maximum payout was targeted at 50% of base salary. The bonus plan covers overall company financial performance, divisional growth targets and the achievement of operational factors covering Corporate and Personal objectives. Payout against the plan is designed to reward the financial factors at 84% and the operational factors at 16%. The financial targets surround the achievement of budgeted operating profit and stretch targets over growth in operating profit. The bonus hurdles are weighted towards the growth element.

The Committee's policy in respect of bonuses for the 2006-07 financial year is again to base awards on a mix of financial and operating objectives.

Long-term incentives

Long-term incentives have customarily been provided to executive directors through a series of share option schemes.

Late in 2004/05, the Remuneration Committee completed a comprehensive assessment of all elements of the remuneration of the company's senior executives. This included an independent review of base salary, careful evaluation of the annual bonus plan and an in-depth evaluation of the LTIP.

Based on this assessment the Committee concluded that the base salaries and annual bonus plan are well aligned with the Group's goal of offering senior executives short-term remuneration that attracts and retains the highest calibre of executives and ensures appropriate focus on our short-term operating goals.

However, the Committee concluded that the absence of senior executive shareholding requirements and weaknesses in the current long-term incentive plan left the Group short of its goal of aligning the interests of senior executives with those of shareholders on a long-term basis. Following extensive consultation with institutional shareholders, changes to the long-term incentive plan were approved at the Annual General Meeting on 9 September 2005. The primary elements of the changes were:

- Executive Directors are expected to accumulate a shareholding equivalent to one times annual salary over a five year period and to maintain this level of shareholding. Other senior executives are expected to accumulate a lower level of shareholding over a similar timeframe;
- Performance conditions will be EPS growth at stretch target levels over a three year timeframe. EPS provides a clear line of sight for management to shareholder value growth; and
- LTIP payouts will be in the form of shares, hence providing a means for senior executives to achieve shareholding goals through the attainment of performance conditions.

Under this new LTIP the Remuneration Committee is able

>> Unaudited Information

to grant either Performance shares or share-settled Share Appreciation Rights (SARs) or a mixture of the two. A Performance Share is the award of a right to a certain number of Bespak shares which will vest at the end of a three year performance period subject to the performance conditions being met. SARs comprise awards similar in design to share options. They give the executive the right to benefit from any increase in the value of a fixed number of shares calculated from the date the SAR is awarded to the date when the SAR is exercised. However, unlike a share option, the executive does not have to pay to acquire the shares when the SAR is exercised. Instead, the executive receives shares to the value of the aggregate price increase of the shares less any withheld to satisfy income tax and National Insurance obligations. This will be the current market value at the time of exercise minus the market value of the shares at the date of the award. A mixture of Performance Shares and SARs provides a method of reducing the potential dilution arising from operating the Plan and so is to the benefit of shareholders.

Initially, the Committee anticipates an emphasis on performance share grants with a move towards SARs as executive shareholdings achieve target levels. The maximum performance share grant level for executive directors is one times salary. The company has been advised that a grant of SARs has a present value of approximately one third of the value of an equal number of performance shares. The Remuneration Committee will take professional advice at the time of each grant to re-assess the appropriate value ratio of share grants and SARs.

The first grant of awards under the new LTIP was made in January 2006. Awards of SARs were made on 3 February 2006. Performance Shares awards were granted on 23 January and 3 February 2006.

Both Performance Shares and SARs awarded under the LTIP are normally subject to the satisfaction of specific performance conditions to be determined from time to time by the Remuneration Committee. For the awards granted during the year there were two performance conditions:

1 as a minimum, Bespak's Total Shareholder Return over the three year performance period must at least match that of the FTSE Health Index over the period. If this threshold condition is not met the awards will lapse; and
2 assuming the first condition is met, the awards will vest depending upon the achievement of earnings per share (EPS) growth relative to the growth in the Retail Prices Index (RPI) as follows:
   - if EPS growth is less than RPI plus 3% a year growth over the performance period, the awards will lapse;
   - if EPS growth is above 10% a year in excess of RPI the awards will vest in full; and
   - if EPS growth is between 3% a year and 10% a year, the awards will vest pro rata between 25% at RPI plus 3% a year and 100% at RPI plus 10% a year.

The Remuneration Committee has discretion to amend the performance conditions in certain circumstances, such as where the performance conditions are determined to be unfair or impractical, provided always that the amended conditions are no more difficult to achieve than the original performance conditions. However, if this discretion is to be used to relax the performance conditions, this is subject to the prior approval of shareholders.

2002 Executive Share Option Scheme

No further awards were made under the 2002 scheme following the adoption of the new LTIP described above. The operation of the scheme has discontinued except in relation to options already granted at the time of discontinuance. The last options granted under the scheme were made on 12 July 2004.

1996 Executive and Company Share Option Schemes

The operation of the 1996 share option schemes was discontinued except in relation to options already granted at the time of such discontinuance. Under the terms of the schemes the Company reserved the right to grant options subject to such objective performance conditions as the directors saw fit. Mark Throdahl is the only director to hold options under these Schemes and his options are not subject to performance conditions. These terms were negotiated on his appointment in 2001 and were considered appropriate in the context of his recruitment.

Pension and other benefits

In the interests of balancing the needs of the executive directors against the liability of the Company, the Company is flexible in the manner in which a pension is provided for executive directors. It makes direct contributions to the Bespak Group Pension Plan, a defined contribution scheme, through which provision is made by way of a Group Life Assurance policy for dependents' pensions and lump sums upon death in service, or money contributions by way of additional salary to enable the funding of personal pension arrangements. Other customary benefits such as car allowances, health benefits, the Bespak Share Incentive Plan and the UK Savings Related Share Option Scheme, (which are available to all eligible UK employees), are made available to executive directors. Benefits in kind are not pensionable. The Committee reviews the individual components and the balance of these components from time to time.

Components of senior executives' remuneration.
There are eleven members of the Group Executive Committee which, since the appointment to the Board of Paul Boughton in June, includes the three executive directors. The reward structure of the senior executives who are not executive directors is similar to that of the executive directors although their level of bonus entitlement and long-term incentive awards differ.

The graph below shows the growth in value of a hypothetical £100 invested in Bespak plc ordinary shares on 29 April 2001 over five years compared with £100 invested in the FTSE Health Sector over the same period.


Bespak plc Total Return Index
140
120
100
80
60
40
20
0
FTSE Healthcare Sector Total Return Index
Bespak plc
April 2002
April 2003
April 2004
April 2005
April 2006

Service contracts

Policy
The Committee's policy on executive directors' service contracts is for them to contain a maximum notice period of one year unless specific recruitment needs dictate otherwise. Even in such cases all reasonable efforts will be made to ensure that the agreed notice period is reduced over time to one year. All three executive directors have contracts terminable by the Company on one year's notice and earlier termination for cause. The policy of the Remuneration Committee is to treat each case on its merits, in accordance with applicable law and any further policy the Committee may adopt. In the event of early termination other than for cause, the relevant executive director's then current salary and contractual benefits would be taken into account in calculating the liability of the Company.

The principal contractual benefits provided in addition to salary are car allowance, pension and life assurance. Annual bonuses and long term incentives are non-contractual and dealt with in accordance with the rules of the applicable Schemes.

Specific contracts
Mark Throdahl's service contract is dated 22 June 2001. It can be terminated by the Company or Mr Throdahl by giving one year's notice. The Company may terminate the contract at any time with immediate effect on payment of one year's salary in lieu of notice.

Martin Hopcroft's contract is dated 14 October 2002 and can be terminated by the Company by giving one year's notice and by Mr Hopcroft on six month's notice.

Paul Boughton's contract is dated 20 March 2006 and can be terminated by the Company by giving one year's notice and by Mr Boughton on six month's notice.

There are no other provisions for compensation payable on early termination of the above contracts.

External appointments
With the specific approval of the Board in each case, executive directors may accept external appointments as non-executive directors of other companies. At present Paul Boughton is a non-executive director of Raymarine plc for which in the 2006 year he received remuneration of £30,000. Paul was appointed an executive director of the Company after the end of the 2006 year end on 1st June 2006. Neither of the other executive directors hold any external appointments. The directors are entitled to keep the fees from external appointments.

Policy on non-executive directors' remuneration
The Board is responsible for determining the policy on remuneration of non-executive directors. The Company aims to attract non-executive directors who, through their experience, can further the interests of the Company through their contribution to strategic development and their stewardship. The Board's policy for the forthcoming and subsequent years is to provide fees at a level commensurate with Bespak's size. The

>> Unaudited Information

The table below shows remuneration receivable by the directors in the financial year.

	Salary and fees £000	Pension allowance/ contributions £000	Other benefits £000	2006 annual bonus £000	**2006 Total £000**	2005 Total £000
Executive						
JH Robinson (Chairman)	103	–	–	–	**103**	103
MC Throdahl	299	89	42	151	**581**	460
MP Hopcroft	165	33	11	84	**293**	244
Non-Executive						
WG Meredith	25	–	–	–	**25**	25
Sir John Chisholm	10	–	–	–	**10**	25
JP Cashman	25	–	–	–	**25**	25
AR Auer (resigned 26 April 2006)	25	–	–	–	**25**	2
P Fellner (appointed 14 November 2005)	12	–	–	–	**12**	–
J Dick (appointed 26 April 2006)	–	–	–	–	**–**	–
C Banks (appointed 26 April 2006)	–	–	–	–	**–**	–
Total	664	122	53	235	**1,074**	884

Board does not grant share options to non-executive directors. It seeks to encourage non-executive directors to hold shares in the Company, in accordance with legal and regulatory requirements. Non-executive directors are each paid a flat and equal fee. An additional sum comprising 10% of this flat fee is paid to those non-executive directors who also chair Board Committees in recognition of the additional time and commitment required for such role. In the event that any one non-executive director were to chair two Board Committees it has been agreed in principle that he would be entitled to two such additional sums.

Components of non-executive directors' remuneration
Non-executive directors receive cash fees paid monthly or quarterly. Their travel and other reasonable expenses incurred in the course of performing their duties are reimbursed.

Terms of appointment
The services of John Robinson are provided under the terms of a consultancy agreement the terms of which provide automatic termination if he ceases to be a director. All other non-executive directors have appointment letters, the terms of which recognise that their appointments are subject to the Company's articles of association and their service is at the discretion of the shareholders. All non-executive directors submit themselves for election at the Annual General Meeting following their appointment and subsequently at intervals of no more than three years. The appointment letters for all non-executive directors, including the Chairman, provide for an initial three year period of service subject to the usual rights of removal by shareholders and termination under the Company's Act 1985 and the articles of association. George Meredith's appointment continues until 5 September 2006. Mr Meredith will not seek re election at the Company's Annual General Meeting. His appointment will therefore be extended for a matter of a few days until the date of the Annual General Meeting at which point Mr Meredith will retire as a non-executive director of the Company. Peter Fellner, Chris Banks, Jim Dick and Paul Boughton seek election at the Annual General Meeting and John Robinson and Mark Throdahl seek re-election.

Corporate governance

Bespak believes that an effective system of corporate governance underpins the achievement of its corporate aim to deliver consistent sales and earnings growth. Accordingly the Board has adopted governance policies and procedures which recognise the Board's accountability to the Company's shareholders while providing a flexible framework in which the Board can manage the Group.

The Board is committed to establishing and maintaining high standards of corporate governance. Its policy is to appoint directors with appropriate skills who have sufficient time to carry out their duties adequately. The Board provides opportunities through site visits and regular access to senior management to permit directors to familiarise themselves with the Company and the markets in which it operates.

The Board

The Board's composition

As of 1 June 2006 the Board of Bespak consists of the Chairman, three executive directors and five non-executive directors. On 26 April Adrian Auer resigned and Jim Dick and Chris Banks were appointed as non-executive directors and on 1 June 2006 Paul Boughton was appointed as an executive director. The profiles of the Board members are set out on pages 12 and 13. No individual or group of individuals dominates Board decision making. The non-executive directors occupy, or have occupied, senior positions in industry and so together constitute a valuable body of relevant industry experience and expertise.

The role of the Board

Individual members of the Board have equal responsibility for the overall stewardship, management and performance of the Group and for the approval of its long-term objectives and strategic plans.

The Chairman

John Robinson is the Chairman of the Company, and is responsible for leading and managing the Board. He works closely with the Chief Executive on developing Group strategy, and provides general advice and support as well as participating in the dialogue between the Company and its major shareholders.

The Chief Executive

Mark Throdahl is the Company's Chief Executive. His principal responsibility is to manage the Group's business. Mark leads the senior management team to ensure the Company meets its objectives.

The senior independent Director

George Meredith is the senior independent director. He is responsible for chairing meetings of the non-executive directors where the Chairman is not present and is available to meet with major shareholders. Upon George's retirement at the Annual General Meeting, Peter Fellner will take up the role of senior independent director.

The non-executive directors

Independence

Each of the non-executive directors, being Jack Cashman, George Meredith, Peter Fellner, Jim Dick and Chris Banks, are free from any relationship with the executive management of the Company, and are free from any business or other relationship that could affect or appear to affect the exercise of their independent judgement. The Board considers that all Bespak's non-executive directors are independent directors in accordance with the recommendations of the Combined Code.

Terms of appointment

All non-executive directors are appointed for an initial term of three years subject to satisfactory performance. After this time they may serve additional three year terms following review by the Board. Further details of their terms and conditions are summarised in the Remuneration Report on pages 21 and 22 and the terms and conditions of appointment of the non-executive directors are available on the Company's website.

Meetings of non-executive directors

The non-executive directors meet informally without the Chairman being present, principally to appraise the Chairman's performance and to review his remuneration.

Appointment of non-executive directors

Non-executive directors are appointed to the Board following a rigorous process involving external recruitment agencies to select appropriate individuals who have a depth of relevant experience thus ensuring that the selected candidates will be capable of making a considerable contribution to the Board.

>> Operation of the Board
>> Board Effectiveness

The operation of the Board

Delegated authorities

The Board has the authority for ensuring the Group is appropriately managed and achieves the strategic objectives it sets. To achieve this, the Board reserves the following matters to be determined by it:

- the strategic direction of the Group;
- approval of the interim and final results;
- dividend policy;
- appointments to the Board;
- approval of major items of capital expenditure;
- acquisitions and disposals;
- approval of the Group treasury policy including foreign currency exposure;
- approval of strategic contracts;
- review of the effectiveness of the Group's system of internal control; and
- review of the Group's risk management policy.

The Board performs its responsibilities through an annual programme of meetings and by continuous monitoring of the performance of the Group as a whole. The Board also delegates the discharge of a number of its responsibilities to committees, and matters not listed above are usually delegated to management. The Board's terms of reference and the full schedule of matters reserved to the Board are published on the Company's website.

Board meetings and attendance

Board meetings were held eleven times during the year. All the directors were present at each meeting except that Adrian Auer was absent from two meetings, John Robinson was absent from one meeting solely by reason of the fact that he was committed to a prior engagement made before his appointment to the office of Chairman, and Chris Banks was unable to attend the Board meeting immediately after his appointment. Jack Cashman participated in four meetings by teleconference. George Meredith also attended two meetings by telephone. In view of the geographical locations of the Company's non-executive directors, it is anticipated that participation via video-links or teleconferences will continue to take place at a limited number of meetings where physical attendance is not considered to be necessary.

Board information

Board members are provided with appropriate documentation in advance of each Board and Committee meeting. Senior executives below Board level are invited to attend Board meetings periodically for the purpose of making presentations on their areas of responsibility. In addition to formal Board meetings, the Chairman and Chief Executive meet frequently and make regular contact with other Board members. The Board and the senior executives meet formally once during the year to discuss corporate strategy.

Independent professional advice

The Board has approved a procedure whereby directors may consult the Company's advisers and, if necessary, take independent professional advice at the Company's expense, although not in respect of a director's personal interests. Before seeking advice, the director concerned must notify the Chairman, or, in his absence, the senior non-executive director. No such advice was sought by any director during the year.

Company Secretary

Board members have access to the Company Secretary who attends all Board meetings and Committee meetings. The appointment and removal of the Company Secretary is subject to the approval of the Board.

Re-election of directors

The articles of association require a certain number of directors to retire and re-submit themselves for re-election each year. The number is made up initially from those directors who have not retired from office at the two preceding Annual General Meetings. Where this number is less than a third of all directors, those who have been longest in office since their last appointment or reappointment make the number up to one third. The directors subject to reappointment are identified in the Directors' Report on page 14.

Board effectiveness

Induction and professional development

Upon joining the Board, newly appointed directors receive induction comprising background information on the operation and activities of the Group, the role of the Board and those matters reserved for the Board's decision, responsibilities of, and membership of, Board Committees and the latest financial information on the Group. They are also encouraged to visit the sites at which the Group operates and are invited to meetings with relevant members of senior management.

Via presentations from the Group Finance Director, the Company Secretary/General Counsel and the Group's auditors, directors are kept appraised of developments in legal, regulatory and financial matters affecting the Group.

Performance evaluation

Given the changes to the constitution of the Board, a Board evaluation was not carried out during the year in question. However in the period between the end of the 2006 financial period and the publication of this report a rigorous and formal evaluation has been carried out in respect of each executive director, each non-executive director and each Board Committee using a proprietary Board evaluation software package. As a result of such evaluation a list of action points has been generated and will now be acted upon.

Board Committees

The Board has the three main Committees listed below. The current full terms of reference of each Committee may be obtained from the Company Secretary or the Corporate Governance Section of the Company's website.

Remuneration Committee

Members during the year have been George Meredith (Chairman), Adrian Auer (resigned 26 April 2006), Jack Cashman, and Sir John Chisholm (resigned 8 September 2005). Jim Dick was appointed to the Committee on 27 April 2006. The Chief Executive attends by invitation where appropriate except where his own remuneration is being considered.

The Remuneration Committee is primarily responsible for determining the structure, components and level of the remuneration packages of the Chairman, the executive directors and designated members of the senior management team. Details of the role of the Remuneration Committee and attendance of Committee members are set out below.

The Remuneration Committee met five times in the 2006 financial year. Each full session was attended by all members save one meeting when George Meredith was absent, and George Meredith and Jack Cashman each attended one meeting by telephone.

Nomination Committee

Members during the year have been John Robinson (Chairman), Adrian Auer (resigned 26 April 2006), Jack Cashman (resigned 27 April 2006), Sir John Chisholm (resigned 8 September 2005), George Meredith (resigned 27 April 2006), Peter Fellner (appointed 27 April 2006) and Mark Throdahl. Chris Banks was appointed to the Committee on 27 April 2006.

The Nomination Committee is primarily responsible for reviewing the membership of the Board and identifying suitable candidates for appointment and reappointment as directors. In addition the Board has delegated responsibility to the Nomination Committee for ensuring that succession planning both at Board and senior management level is undertaken. The inclusion of the Chief Executive in the membership of the Nomination Committee ensures that a balanced view is taken regarding the needs of the Group as a whole.

The Nomination Committee met four times during the year and was fully attended save for one meeting when Adrian Auer was absent and one meeting where George Meredith attended by telephone.

Audit Committee

Members during the year have been Adrian Auer (resigned 26 April 2006), Jack Cashman, Sir John Chisholm (resigned 8 September 2005), Peter Fellner (appointed 27 April 2006) and George Meredith (resigned 27 April 2006). Chris Banks joined the Audit Committee as Chairman on 27 April 2006 upon the resignation of Adrian Auer. Chris Banks is the individual with particular recent and relevant financial experience.

The external auditors' lead partner and the Group Finance Director attend each meeting as requested by the Committee Chairman. The Board considers that the membership of the Committee as a whole has sufficient recent and relevant financial experience properly to discharge its functions.

The Audit Committee meets at least three times each year and in the 2006 financial year it met three times. The meetings were fully attended apart from Jack Cashman who was unable to attend any of the meetings due to difficulties in travelling and who has resigned since the year end. At each meeting the members of the Committee took the opportunity of meeting the external auditors, without management being present.

The Audit Committee is responsible for reviewing on behalf of the Board the Group's financial and reporting practices and

>> Board Committees
>> Other Committees
>> Relations with Shareholders

disclosures, its internal controls, the work of the external auditors and Group compliance with financial policies, regulations and laws. The annual and half-yearly financial reports are reviewed by the Committee through a process which includes discussion with the Group Finance Director and the external auditors, the latter preparing reports to the Committee on significant accounting policies, issues and judgements applied in the preparation of the financial reports. The Audit Committee gives its recommendation to the Board concerning the adoption and publication of all financial reports to the shareholders.

In addition to the above matters the Audit Committee has considered the following:

- the Group's internal control systems;
- the Group's treasury policy and compliance with banking covenants;
- Directors' expenses;
- the independence and objectivity of the auditors;
- audit fees and the level of non-audit services provided by the auditors;
- the need for an internal audit function; and
- the Group's processes of risk management and its risk registers.

Non-audit services
In accordance with its policy on non-audit services provided by the auditors, the Committee reviews and approves the award of any such work. The Audit Committee refers to the Board for approval of any work comprising non-audit services where the fees for such work will represent more than 25% of the annual audit fee.

Auditor independence.
The Audit Committee keeps under review the scope and results of the external audit work, its cost and the independence and objectivity of the auditors. The Company's external auditors are required to rotate the lead audit partner to the Group every five years. The Committee has considered the re-appointment of the auditors of the Group and recommended to the Board that PricewaterhouseCoopers LLP be proposed for re-appointment having noted the scope and results of their work in relation to the 2006 audit as well as their objectivity and independence. The Board endorsed this recommendation.

Internal audit
The Committee has considered whether there is a need for an internal audit function within the Group and has concluded that no internal audit function is immediately required. In reaching its conclusion, the Committee considered the size and structure of the Group and its finance function as well as the procedures, controls and mechanisms designed to monitor and control risk within the Group. The Committee also took into account the fact that the business operates within a highly regulated industry. This matter is however, deemed to be important enough to merit continuing and regular review during the coming year.

Whistle-blowing
The Audit Committee has reviewed the internal procedures whereby employees can raise concerns about possible financial or other irregularities. As a result of the review, the Committee has approved a revised Whistle-blowing Policy for promulgation throughout the Group. The policy gives guidance on the type of matters that staff may wish to disclose, and a means of doing so via an independent organisation in the event that any staff member feels he or she cannot make a disclosure via the usual management channels.

Other Committees

The Group Executive Committee (GEC)
This Committee is responsible for the executive management of the Group. It comprises the Chief Executive, the Group Finance Director, the Corporate Development Director, the Company Secretary/General Counsel, the Heads of the Group's businesses, the Head of Human Resources, the Head of Research and Development and the Head of Quality. This Committee meets monthly to make decisions on operational matters other than those reserved to the Board.

Relations with shareholders
The Board regards relationships with shareholders as very important and it aims to encourage open dialogue with them through regular meetings with the Group's institutional shareholders, including regular meetings following the announcement of the Company's interim and annual results. Meetings are also held at other times with institutional investors at their request. The views expressed at these meetings are reported to the Board. The Company's brokers also attend Board meetings at the request of the Chairman to provide feedback on shareholder opinion.

>> Internal controls review
>> Risk assessment
>> Compliance with the Combined Code
>> Going concern

All shareholders have the opportunity of discussing the Group's performance and development at the annual general meeting, which provides a forum for issues to be raised by shareholders with the Board.

Internal controls review

The Board is responsible for the systems of internal controls operated within the Company with the aim of safeguarding shareholders' investments and the assets of the Company, to ensure that proper accounting and other records are kept and that financial and other information used within the business and for publication is reliable. These systems are also designed to be effective so as to ensure that the business operates in accordance with relevant laws and other contractual and regulatory requirements. Any system of internal controls can only provide reasonable, not absolute, assurance against material misstatement or loss.

Summary of internal controls in place

The Board has reviewed the effectiveness of its internal systems of control as they have been operated within the year. It receives regular reports on areas of any significant risk and on related internal controls. The Board reviews the framework of internal controls annually. Such systems can only provide reasonable and not absolute assurance against material misstatement or loss.

The following comprises a summary of the internal controls in place:

- A comprehensive budgetary system is in place, with annual budgets for all operating subsidiaries. The Group budget is subject to consideration and approval of the Board;
- Progress against budget and rolling forecasts is monitored at operating business and Group levels throughout the Company via monthly reporting of actual financial performance against budget and prior year actual results. The GEC also reviews monthly the key measures of operating performance;
- The Group has clear authority limits deriving from the list of matters reserved for decision by the Board including capital expenditure approval procedures; and
- Acquisition activity is subject to internal guidelines governing strategic fit, financial appraisal, negotiation, execution, and post acquisition management.

The Group has a programme of commercial insurance covering key risks such as product liability, business interruption and bad debts. The Group's General Counsel also supports the Group by providing or procuring legal advice on contracts, intellectual property and other legal matters.

Risk assessment

There is an ongoing internal process for identifying, evaluating and managing significant risks which is regularly reviewed by the Board. The GEC carries out a business risk assessment exercise to identify the key risks and establish means of monitoring and controlling risk. The Company's strategic plan is reviewed annually at an off-site meeting between the Board and the GEC. An annual budget is prepared by each of the operating divisions of the Company and this is consolidated into a Group Plan which is reviewed and approved by the Board.

Control procedures

Progress against budget is monitored at operating business and Group levels throughout the Company via monthly reporting of actual financial performance against budget and prior year actual results. The GEC also reviews monthly the key measures of operating performance.

The Group has clear authority limits deriving from the list of matters reserved for decision by the Board including capital expenditure approval procedures.

Compliance with the Combined Code

The Company complied throughout the financial year with the provisions of section 1 of the 2003 Combined Code except that there has been no formal evaluation of the Board in accordance with the Code provisions of A.6.1. As referred to above, evaluation procedures designed to assess the effectiveness of the Board and Board Committees have been put in place after the end of the year and before the date of publication of this Report.

Going concern

The directors have a reasonable expectation that the Group and the parent company have adequate resources to continue for the foreseeable future in operational existence and have therefore adopted the going concern basis in preparing the accounts.

>> Employment policy and employee involvement
>> Health and Safety

Bespak is aware of the impact its business activities have upon the environment, its customers, shareholders, employees and in the widest context, society at large. The Company always seeks to uphold the highest standards of ethical and professional behaviour and recognises its responsibility to conduct business in a responsible manner. The following represents the basis of the Company's approach to corporate responsibility.

Employment policy and employee involvement

The Bespak Group pursues employment policies designed to attract, retain and develop employee talent and thus ensure the Group retains a strong market position.

Workplace discrimination is not tolerated and there is in force a whistle-blowing policy whereby completely confidential disclosures can be made on all matters where improper behaviour might be observed.

Employees receive regular communications on corporate performance through both formal and informal channels which include the Company's website and intranet.

The Company operates a number of policies intended to assist employees in balancing their work and life commitments. Bespak have developed policies covering maternity and paternity leave and, where feasible, flexible working times. New policies will include a flexible benefits scheme allowing employees to purchase child-care, bicycles or to donate to charity in a tax efficient way.

There is a thriving elected Employee Consultative Forum which takes an active role in discussions on employment matters and the Company is seeking to extend the role of the forum to cover all staff members including senior and temporary staff.

Health and safety

The Company gives high priority to the health and safety of all its employees. The Group takes steps to minimise risk to human health from carrying out its operations including risks to all those who may come into contact with the business or its products.

There is a systematic and planned approach to the implementation of health and safety through a health and safety management system. Resources, including financial resources, are made available to ensure initiatives are carried through and maintained effectively.

Responsibility for safety in the workplace rests with all directors and managers who direct and resource the safety programme and make sure that incidents resulting in injury, damage or business interruption are prevented or kept to a minimum. All incidences of "lost time" accidents are reviewed personally by the Chief Executive and the General Manager for the business area. In 2005 injuries have been reduced by 25.6% and lost time accidents by 87.5% over the previous year.

Bespak was recently presented with the *Best Health and Safety Programme* award at the Plastics Industry Awards 2006.




1666

1 Some of Bespak team at PRW's Plastics Industry Awards where Bespak won *Best Health & Safety Programme*, *Best Environmental or Energy Efficiency Programme* and the coveted *Processor of the Year* awards.

2 The first Bespak Great East Anglia Run around King's Lynn attracted more than 1,500 runners of all abilities.

>> Environment
>> Charitable and Community Involvement

Environment

Bespak operates in a highly regulated environment and complies with rigorous industry standards to meet US FDA and ECMA requirements for pharmaceutical products.

The Company is aware that its business activities have an impact on the environment directly through consumption of energy and other resources and indirectly through the supply-chain. Its policy is to comply with all relevant regulatory requirements and to minimise any adverse effects upon the environment from the Company's operations.

The environmental impact of the Group's activities is reviewed monthly. The General Executive Committee comprising the heads of all the Company's business operations monitors the findings of the Group's Health, Safety and Environmental Committee which carries out the monthly reviews.

In Europe Bespak purchases its power from suppliers who use wind and hydropower to generate electricity. The Company and its employees continually seek to reduce energy use.

All plastic scrap material from Bespak's European manufacturing sites, including packaging waste, is recycled. Over 90% of material destined for landfill sites is sent via a waste transfer station so that missed recyclable materials can be removed and also all cardboard, wood, paper, metal and other plastics recycled at this stage. The Company reduced output of landfill waste in the UK from an average 59 tonnes per month from May 2004 to April 2005 to an average 45 tonnes per month from May 2005 to April 2006.

Bespak continues to meet the corporate social responsibility inclusion criteria for the FTSE4Good Index which indicates the commitment of the Company to globally recognised corporate responsibility standards. Bespak's efforts have been recognised with the award of the *Best Environmental or Energy Efficiency* award at the Plastics Industry Awards 2006.

Charitable and community involvement

Bespak supports local community projects and is committed to continuing so to do. The Company has contributed toward local arts projects such as the King's Lynn Festival, sports initiatives including the first Bespak Great East Anglia Run: a 10 kilometre run around King's Lynn which attracted more than 1,500 runners of all abilities; collaborations with local and national schools and universities and donations to wildlife and health related charities such as Asthma UK.

King Systems is similarly committed and has made donations toward local charities including a programme to meet the physical, social and emotional needs of troubled and at-risk youth and families of its local county. King Systems is also a contributor to the Anaesthesia Patient Safety Foundation, the Foundation for Anaesthesia Education and Research and the Society for Pediatric Anaesthesia as well as providing product for medical missions throughout the world where operations are carried out to repair childhood facial deformities, to restore lost vision and provide other lifesaving surgery to children and adults who might otherwise have no access to such treatments.

87.5%

PERCENTAGE OF REDUCTION OF LOST TIME ACCIDENTS ACHIEVED OVER THE PREVIOUS YEAR

23%

PERCENTAGE REDUCTION IN UK LANDFILL WASTE 2005/6 COMPARED TO 2004/5

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and the Group and of the profit and loss of the Group for that period. In preparing those financial statements the directors are required to:

- Select suitable accounting policies and then apply them consistently;
- Make judgements and estimates that are reasonable and prudent;
- State whether applicable accounting standards have been followed subject to any material departures disclosed and explained in the financial statements; and
- Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The maintenance and integrity of the Bespak PLC website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and accordingly, the auditors accept no responsibility for any changes that may have occurred in the financial statements since they were initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

>> Respective responsibilities of directors and auditors
>> Basis of audit opinion
>> Opinion

We have audited the Group and parent Company financial statements (the "financial statements") of Bespak plc for the 52 weeks ended 29 April 2006 which comprise the Group Income Statement, the Group and Parent Company Balance Sheets, the Group and Parent Company Cash Flow Statements, the Group and Parent Company Statement of Recognised Income and Expense and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. The information given in the Directors' Report includes that specific information presented in the Operating and Financial Review that is cross referred from the Business Review section of the Directors' Report. We also report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Chairman's Statement, the Operating Review, the Financial Review, the Directors' Report, the unaudited part of the Directors' Remuneration Report, Social Responsibility and Community Relations, the Corporate Governance Statement and the Directors' Responsibilities. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion
In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 29 April 2006 and of its profit and cash flows for the 52 weeks then ended;
- the parent Company financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent Company's affairs as at 29 April 2006 and cash flows for the 52 weeks then ended;
- the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the Directors' Report is consistent with the financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and
Registered Auditors, Cambridge

11 July 2006

For the 52 weeks ended 29 April 2006

	Notes	2006 Before special items £000	2006 Special items (note 6) £000	2006 Total £000	2005 Before special items £000	2005 Special items (note 6) £000	Total £000
Revenue	2	**93,084**	–	**93,084**	79,386	–	79,386
Operating expenses	3	**(78,902)**	**242**	**(78,660)**	(68,831)	(6,066)	(74,897)
Operating profit	2	**14,182**	**242**	**14,424**	10,555	(6,066)	4,489
Finance income	7	**825**	–	**825**	894	–	894
Finance expenses	8	**(1,030)**	–	**(1,030)**	(157)	–	(157)
Other finance costs	9	**(501)**	–	**(501)**	(393)	–	(393)
Share of post tax profits/(losses) of associate	10	**10**	–	**10**	(17)	–	(17)
Profit before tax		**13,486**	**242**	**13,728**	10,882	(6,066)	4,816
Taxation	11	**(3,696)**	**290**	**(3,406)**	(2,498)	–	(2,498)
Profit for the financial period		**9,790**	**532**	**10,322**	8,384	(6,066)	2,318
Basic earnings per share	12			**37.9p**			8.7p
Diluted earnings per share	12			**37.3p**			8.5p
Dividends per share	13			**19.1p**			19.1p

All amounts relate to continuing operations.

At 29 April 2006

	Notes	2006 £000	2005 £000
Assets			
Non-current assets			
Property, plant and equipment	14	**52,537**	51,159
Goodwill	15	**39,259**	–
Other intangible assets	16	**14,906**	130
Investment in associates	17	**269**	269
Available-for-sale financial assets	18	**–**	77
		106,971	51,635
Current assets			
Inventories	19	**9,571**	6,082
Trade and other receivables	20	**19,289**	14,704
Current tax receivable		**282**	–
Cash and cash equivalents	21	**9,782**	20,302
		38,924	41,088
Liabilities			
Current liabilities			
Borrowings	26	**(23,106)**	(2,887)
Trade and other payables	22	**(15,080)**	(11,621)
Current tax payable		**(3,850)**	(1,618)
Provisions and other liabilities	24	**(6,147)**	(2,054)
		(48,183)	(18,180)
Net current (liabilities)/assets		**(9,259)**	22,908
Non-current liabilities			
Borrowings	26	**(14,449)**	–
Deferred taxation	11	**(5,197)**	(443)
Defined benefit pension scheme deficit	23	**(12,002)**	(15,703)
Other non-current liabilities	25	**–**	(399)
		(31,648)	(16,545)
Net assets		**66,064**	57,998
Shareholders' equity			
Share capital	27	**2,802**	2,681
Share premium	27	**28,837**	23,051
Retained earnings	28	**34,693**	32,509
Other reserves	28	**(268)**	(243)
Total equity		**66,064**	57,998

The financial statements on pages 32 to 72 were approved by the Board on 11 July 2006 and signed on its behalf by:

MC Throdahl, Director
MP Hopcroft, Director

For the 52 weeks ended 29 April 2006

	Notes	2006 £000	2005 £000
Cash flows from operating activities			
Operating profit before taxation		**14,424**	4,489
Depreciation		**7,072**	7,450
Amortisation		**750**	187
(Profit)/loss on disposal of property, plant and equipment		**(272)**	97
Share based payments		**410**	364
Impairment (credit)/charge		**(438)**	3,784
Increase in inventories		**(1,506)**	(171)
Increase in trade and other receivables		**(789)**	(4,169)
Increase in trade and other payables		**21**	322
(Decrease)/increase in provisions		**(2,140)**	1,887
Decrease in financial instruments		**(149)**	(124)
Increase in defined benefit pension scheme provisions		**415**	–
Provision against fixed asset investment		**-**	102
Cash generated from operations		**17,798**	14,218
Interest paid		**(854)**	(157)
Tax paid		**(3,554)**	(2,608)
Net cash inflow from operating activities		**13,390**	11,453
Cash flows from investing activities			
Purchases of property, plant and equipment		**(4,334)**	(2,590)
Purchases of intangible assets		**(182)**	–
Proceeds from sale of property, plant and equipment		**3,402**	4
Disposal of fixed asset investments		**83**	66
Interest received		**815**	900
Dividend received from associate		**10**	–
Acquisition of subsidiary (net of cash acquired)	29	**(45,772)**	–
Net cash used in investing activities		**(45,978)**	(1,620)
Cash flows from financing activities			
Net proceeds from issues of ordinary share capital	27	**403**	12
Equity dividends paid to shareholders	13	**(5,201)**	(5,111)
New bank loans raised		**20,121**	–
Repayment of amounts borrowed		**(1,008)**	–
Payments to fund defined benefit pension scheme deficit	23	**(9,540)**	–
Net cash generated/(used) in financing activities		**4,775**	(5,099)
Net (decrease)/increase in cash and short-term borrowings		**(27,813)**	4,734
Effects of exchange rate changes		**932**	361
Cash and short-term borrowings at start of period		**17,415**	12,320
Cash and short-term borrowings at end of period		**(9,466)**	17,415
Cash and short-term borrowings consist of:			
Cash and cash equivalents	21	**9,782**	20,302
Bank overdrafts and short-term loans	26	**(19,248)**	(2,887)
Cash and short-term borrowings at end of period	26	**(9,466)**	17,415

For the 52 weeks ended 29 April 2006

	Notes	2006 £000	2005 £000
Fair value movements on cash flow hedges		**152**	–
Deferred tax on fair value movements on cash flow hedges		**(46)**	–
Exchange movements on translation of foreign subsidiaries		**(331)**	(142)
Deferred tax on exchange movements		**99**	–
Deferred tax on share based payments		**193**	21
Actuarial loss on defined benefit pension scheme	23	**(5,040)**	(2,547)
Current tax on actuarial losses		**543**	–
Deferred tax on actuarial losses		**970**	765
Net loss recognised directly in equity		**(3,460)**	(1,903)
Profit for the financial period		**10,322**	2,318
Total recognised income for the period		**6,862**	415

At 29 April 2006

	Notes	2006 £000	2005 £000
Assets			
Non-current assets			
Property, plant and equipment	14	**8**	4
Investments	17	**65,829**	64,594
Amounts receivable from Group companies	17	**26,202**	8,901
Deferred taxation	11	**194**	85
		92,233	73,584
Current assets			
Trade and other receivables	20	**19,102**	319
Current tax receivable		**168**	–
Cash and cash equivalents	21	**8,285**	18,549
		27,555	18,868
Liabilities			
Current liabilities			
Borrowings	26	**(22,558)**	(2,696)
Trade and other payables	22	**(10,396)**	(17,353)
Current tax payable		**–**	(292)
		(32,954)	(20,341)
Net current liabilities		**(5,399)**	(1,473)
Non-current liabilities			
Borrowings	26	**(14,442)**	–
Amounts payable to Group companies		**(16,063)**	(16,063)
		(30,505)	(16,063)
Net assets		**56,329**	56,048
Shareholders' equity			
Share capital	27	**2,802**	2,681
Share premium	27	**28,837**	23,051
Retained earnings	28	**24,690**	30,316
Total equity		**56,329**	56,048

The financial statements on pages 32 to 72 were approved by the Board on 11 July 2006 and signed on its behalf by:

MC Throdahl, Director
MP Hopcroft, Director

For the 52 weeks ended 29 April 2006

	Notes	2006 £000	2005 £000
Cash flows used in operating activities		**(1,567)**	(196)
Interest paid		**(713)**	(611)
Net cash outflow from operating activities		**(2,280)**	(807)
Cash flows from investing activities			
Purchases of property, plant and equipment		**(7)**	(2)
Loans (to)/from subsidiaries		**(37,173)**	10,257
Investment in subsidiaries		**(1,235)**	–
Dividend received from associated undertaking		**10**	–
Tax repaid		**–**	54
Interest received		**1,003**	964
Net cash used in investing activities		**(37,402)**	11,273
Cash flows from financing activities			
Net proceeds from issues of ordinary share capital		**315**	–
Equity dividends paid to shareholders		**(5,201)**	(5,111)
New bank loans (net)		**18,293**	–
Net cash generated/(used) in financing activities		**13,407**	(5,111)
Net (decrease)/increase in cash and cash equivalents		**(26,275)**	5,355
Cash and cash equivalents at start of period		**15,853**	10,498
Cash and short-term borrowings at end of period		**(10,422)**	15,853
Cash and short-term borrowings consist of:			
Cash and cash equivalents	21	**8,285**	18,549
Bank overdrafts and short-term loans	26	**(18,707)**	(2,696)
Cash and short-term borrowings at end of period	26	**(10,422)**	15,853

Company Statement of Recognised Income and Expense

For the 52 weeks ended 29 April 2006

	Notes	2006 £000	2005 £000
Loss for the financial period		**(910)**	(3,357)
Tax on share based payments		**75**	21
Total recognised expense for the year	28	**(835)**	(3,336)

1 Presentation of the financial statements and accounting policies

Compliance with applicable law and IFRS

The financial statements have been prepared in accordance with the Companies Act 1985, Article 4 of the IAS Regulation and International Accounting Standards and International Financial Reporting Standards (collectively referred to as IFRS) and related interpretations, as adopted for use in the European Union in all cases.

Financial period

These financial statements cover the financial year for the 52 weeks ended 29 April 2006, with comparative figures for the financial year for the 52 weeks ended 30 April 2005.

Accounting convention

The financial statements have been prepared using the historical cost convention, modified for certain items carried at fair value, as stated in the accounting policies.

Accounting principles and policies

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The financial statements have been prepared in accordance with the Group's accounting policies as approved by the Board.

Conversion to IFRS

This is the first year that Bespak has produced financial statements under IFRS. The adoption of IFRS has resulted in a number of significant adjustments to the previously reported results and equity shareholders' funds presented under UK generally accepted accounting principles (UK GAAP). The main changes were in relation to share-based payments, pensions and dividends.

Parent Company financial statements

The financial statements of the parent Company, Bespak plc, have been prepared in accordance with IFRS and with IFRS accounting presentation. On publishing the parent Company financial statements together with the Group financial statements, the Company is taking advantage of the exemption in section 230 of the Companies Act 1985 not to present its individual income statement and related notes that form a part of these approved financial statements.

The adoption of IFRS represents an accounting change only, and does not affect the underlying operations or cash flows of Bespak, although implementation of the new standards may result in increased volatility in reported results.

Consolidation

The financial statements include the financial statements of the company and all the subsidiaries and associated undertakings during the years reported for the periods during which they were members of Bespak. Intra-group balances between group companies are eliminated on consolidation.

Legacy goodwill has not been restated. However for all future acquisitions, assets and liabilities of subsidiaries will be measured at their fair values at the date of acquisition with any excess of the cost of acquisition over this value being capitalised as goodwill.

Subsidiaries

The consolidated financial statements combine the financial statements of the Group and all its subsidiaries made up to 29 April 2006. Entities qualify as subsidiaries where the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities, generally accompanying a shareholding of more than one half of the voting rights.

Foreign currencies

Items included in the financial statements of each of Bespak's entities are measured using the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in sterling, which is Bespak's functional and presentational currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the consolidated income statement, except where hedge accounting is applied.

The results and financial position of all Group companies that have a functional currency different from the presentational currency are translated into the presentational currency with (i) assets and liabilities for each balance sheet translated at the closing rate at the date of that balance sheet; (ii) income and expenses for each income statement translated at average exchange rates for the period; and (iii) all resulting exchange differences recognised as a separate component of equity (cumulative translation adjustment).

Exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity on consolidation.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Interest in associate

Bespak's interest in the results and assets and liabilities of an associate are included in the consolidated financial statements using the equity method of accounting.

Revenue

Revenue from sales of products is recognised when goods are delivered and the risk and rewards of ownership pass to the customer, and is stated net of agency arrangements, value added tax and other sales taxes. Revenue from sales of services is recognised in the period in which the related chargeable costs are incurred or when revenue is earned under contractual obligations. Revenue from sales of tooling and equipment is recognised on acceptance by the customer.

Expenditure

Expenditure is recognised in respect of goods and services received when supplied in accordance with contractual terms.

Segmental reporting
Business segments are distinguishable components of the Group that provide products or services that are subject to risks and rewards that are different to those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and rewards that are different to those of components operating in other economic environments. Business segments are the primary reporting segments. Group costs are allocated to segments on a reasonable and consistent basis. Transactions between segments are generally accounted for in accordance with Group policies as if the segment were a stand-alone business.

Research and development expenditure
In respect of internal product development expenditure, Bespak currently considers that it is not possible to demonstrate with sufficient certainty that a project will be commercially viable prior to customer and regulatory approval. Consequently, up until customer and regulatory approval, expenditure on research and development is expensed as incurred.

Post retirement benefits
In respect of the Group's defined benefit pension scheme, the employer's portion of past and current service cost is charged as an operating expense, with the interest cost net of expected return on assets in the plans reported as a financing item. Actuarial gains or losses are recognised directly in full in the statement of recognised income and expense such that the consolidated balance sheet reflects the scheme's full surplus or deficit as at the balance sheet date.

In respect of the Group's defined contribution pension schemes, contributions to defined contribution plans are charged to operating profit as they become payable.

Share-based payments
The Group operates a number of executive and employee share schemes. For all grants of share options and awards, the fair value as at the date of grant is calculated using an option pricing model and the corresponding expense, together with the corresponding increase in equity, is recognised over the vesting period.

Special items
To improve the understanding of the Group's financial performance items which do not reflect the underlying business are presented in special items. Currently, amortisation of acquisition intangibles and plant closure provisions are presented in special items.

Property, plant and equipment
Property, plant and equipment is stated at cost including any incidental costs of acquisition less accumulated depreciation. The cost of fixed assets (less the current expected residual value) is written off on a straight-line basis over their expected useful lives as follows:

Freehold buildings & leasehold buildings	30 to 50 years
Cleanrooms	20 years
Building services	10 to 20 years
Plant, equipment and vehicles	3 to 10 years

Cleanrooms and building services are categorised within plant and equipment. Land is not depreciated.

Assets under construction
The costs of property, plant and equipment are capitalised as incurred and are not depreciated until such time as the assets are commissioned, when the total costs are transferred to the appropriate asset category.

Business combinations
Business combinations are accounted for using the acquisition method of accounting. The cost of an acquisition is measured as the cash paid and the fair value of other assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. The acquired identifiable assets, liabilities and contingent liabilities are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the net fair value of the identifiable assets acquired is recognised as goodwill.

Goodwill
Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses and, where applicable, retranslated at each balance sheet date.

Other intangible fixed assets
Other intangible fixed assets, including purchased patents, know-how, trademarks, software licences and distribution rights are capitalised at cost and amortised on a straight-line basis over their estimated useful economic lives. The estimated useful life of an intangible asset ranges between 3 and 20 years, depending on its nature.

Impairment of assets
Goodwill arising on acquisition is allocated to cash-generating units (equivalent to the reported primary business segments). The recoverable amount of the cash-generating unit to which goodwill has been allocated is tested for impairment annually or when events or changes in circumstance indicate that it might be impaired. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

The carrying values of property, plant and equipment, and intangible assets with finite lives are reviewed for impairment when events or changes in circumstance indicate the carrying value may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of impairment loss. Where it is not possible to identify separate cash flows relating to individual assets, Bespak estimates the recoverable amount of the cash-generating unit to which it belongs.

Leasing commitments
Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease.

Leasing agreements which transfer to the Group substantially all the benefits and risks of ownership of an asset are treated as finance leases, as if the asset had been purchased outright. Assets held under finance leases are depreciated on a basis consistent with similar owned assets or the lease term if shorter. The interest element of the lease rental is included in the income statement.

Available-for-sale investments

Available-for-sale investments are initially recorded at cost and then remeasured at subsequent reporting dates to fair value. Unrealised gains and losses on available-for-sale investments are recognised directly in equity. On disposal or impairment of the investments, the gains and losses in equity are recycled into the income statement. Equity investments are recorded in non-current assets unless they are expected to be sold within one year.

Purchases and sales of equity investments are accounted for on the trade date and purchases and sales of other available-for-sale investments are accounted for on settlement date.

Inventories

Inventories and work in progress are stated at the lower of cost and net realisable value. Cost comprises the direct cost of production and the attributable portion of overheads based on normal operating capacity appropriate to location and condition. Cost is generally determined on a first in, first out basis.

Cash and cash equivalents

For the purpose of the cash flow statement, cash comprises cash on-hand and on-demand deposits, and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of less than three months.

Borrowing costs

Borrowing costs are recognised as an expense when incurred.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognised as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as other finance cost.

A contingent liability is disclosed where the existence of an obligation will only be confirmed by future events or where the amount of the obligation cannot be measured with reasonable reliability. Contingent assets are not recognised, but are disclosed where an inflow of economic benefits is probable.

Taxation

The charge for current taxation is based on the results for the year as adjusted for items that are non-assessable or disallowed. It is calculated using rates that have been enacted, or substantially enacted, by the balance sheet date.

Deferred taxation is accounted for in full using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit.

Deferred tax liabilities are recognised for all taxable temporary differences except in respect of investments in subsidiaries and interests in joint ventures where Bespak is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilised. Their carrying amount is reviewed at each balance sheet date on the same basis.

Deferred tax is measured on an undiscounted basis, and at the tax rates that are expected to apply in the periods in which the asset or liability is settled. It is recognised in the consolidated income statement except when it relates to items credited or charged directly to shareholders' equity, in which case the deferred tax is also dealt with in shareholders' equity.

Share capital and share premium

Share issue costs are incremental costs directly attributable to the issue of new shares or options or the acquisition of a business are shown as a deduction, net of tax, from the proceeds.

Dividends on ordinary shares are recognised in equity in the period in which they are paid.

Derivative financial instruments and hedging

Derivative financial instruments are used to manage exposure to market risks from treasury operations. The principal derivative instruments used by the Group are interest rate swaps and forward foreign exchange contracts. The Group does not hold or issue derivative financial instruments for trading or speculative purposes.

Derivative financial instruments are initially recognised in the balance sheet at cost and then remeasured at subsequent reporting dates to fair value. Hedging derivatives are classified on inception as fair value hedges, cash flow hedges or net investment hedges. Changes in the fair value of derivatives designated as fair value hedges are recorded in the income statement, with the changes in the fair value of the hedged asset or liability.

Changes in the fair value of derivatives designated as cash flow hedges are recognised in equity. Amounts deferred in equity are transferred to the income statement in line with the hedged forecast transaction.

Hedges of net investments in foreign entities are accounted for as cash flow hedges.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

New accounting policies and future developments

Published standards that have not been enacted because the implementation date has not been reached are reviewed as part of the Group's on-going IFRS compliance process.

Currently, IFRS 7 *Financial instruments: disclosures* was issued in August 2005 and is required to be implemented by the Group from 1 January 2007. This new standard incorporates the disclosure requirements of IAS 32, which it supersedes and adds further quantitative and qualitative disclosures in relation to financial instruments.

2 Segmental information

These business segments are the basis on which the Group reports its primary segment information. Business sector results include an allocation of corporate costs to each business on an appropriate basis. Sales between Inhaled Drug Delivery and Anaesthesia & Respiratory Care are at market value, established before the acquisition of the Anaesthesia and Respiratory Care business.

52 weeks ended 29 April 2006	Inhaled Drug delivery £000	Consumer Dispensers £000	Anaesthesia & Respiratory Care £000	Unallocated £000	Total £000
Total sales	76,502	5,524	11,118	–	93,144
Intra-segmental sales	(60)	–	–	–	(60)
Revenue by business segment	**76,442**	**5,524**	**11,118**	**–**	**93,084**
Segment result before special items	**13,125**	**(962)**	**2,019**	**–**	**14,182**
Exceptional operating income	901	–	–	–	901
Amortisation of acquired intangible assets	–	–	(659)	–	(659)
Segment result	**14,026**	**(962)**	**1,360**	**–**	**14,424**
Finance income					825
Finance expense					(1,030)
Other finance costs					(501)
Share of post tax profits of associate					10
Profit before tax					**13,728**
Taxation					(3,406)
Profit for the financial period					**10,322**
Assets and liabilities					
Allocated assets	64,283	5,349	65,930	–	135,562
Unallocated assets:					
Investment in associates				269	269
Taxation				282	282
Cash and cash equivalents				9,782	9,782
Segment assets	**64,283**	**5,349**	**65,930**	**10,333**	**145,895**
Allocated liabilities	(11,380)	(1,109)	(2,699)		(15,188)
Unallocated liabilities:					
Borrowings				(37,555)	(37,555)
Current tax payable				(3,850)	(3,850)
Deferred tax				(5,197)	(5,197)
Defined benefit pension scheme deficit				(12,002)	(12,002)
Deferred consideration				(6,039)	(6,039)
Segment liabilities	**(11,380)**	**(1,109)**	**(2,699)**	**(64,643)**	**(79,831)**
Other segment information					
Capital expenditure (including acquisitions)					
Property, plant and equipment	3,820	320	7,106	7	11,253
Intangible asset additions	162	20	16,000	–	16,182
Goodwill	–	–	40,966	–	40,966
Total capital expenditure	3,982	340	64,072	7	68,401
Amortisation of intangible assets	81	10	659	–	750
Depreciation	6,136	714	3	219	7,072
Profit on disposal of fixed assets	(272)	–	–	–	(272)
Impairment credit	(438)	–	–	–	(438)
Trade receivables impairment/(reversal of prior year write down)	16	11	(2)	–	25

2 Segmental information continued

52 weeks ended 30 April 2005	Inhaled Drug Delivery £000	Consumer Dispensers £000	Anaesthesia & Respiratory Care £000	Unallocated £000	Total £000
Total sales	74,009	5,377	–	–	79,386
Intra-segmental revenue	–	–	–	–	–
Revenue by business segment	**74,009**	**5,377**	**–**	**–**	**79,386**
Segment result before special items	**11,644**	**(1,089)**	**–**	**–**	**10,555**
Exceptional operating expenses	(6,066)	–	–	–	(6,066)
Segment result	**5,578**	**(1,089)**	**–**	**–**	**4,489**
Finance income					894
Finance expense					(157)
Other finance costs					(393)
Share of post tax losses of associate					(17)
Profit before tax					**4,816**
Taxation					(2,498)
Profit for the financial period					**2,318**
Assets and liabilities					
Allocated assets	66,723	5,352	–	–	72,075
Unallocated assets					
Investment in associates				269	269
Available-for-sale financial assets				77	77
Cash and cash equivalents				20,302	20,302
Segment assets	**66,723**	**5,352**	**–**	**20,648**	**92,723**
Allocated liabilities	(13,137)	(937)	–	–	(14,074)
Unallocated liabilities					
Borrowings				(2,887)	(2,887)
Current tax payable				(1,618)	(1,618)
Deferred tax				(443)	(443)
Defined benefit pension scheme deficit				(15,703)	(15,703)
Segment liabilities	**(13,137)**	**(937)**	**–**	**(20,651)**	**(34,725)**
Other segment information					
Capital expenditure					
Property, plant and equipment	2,345	359	–	2	2,706
Intangible asset additions	16	3	–	–	19
Total capital expenditure	2,361	362	–	2	2,725
Amortisation of intangible assets	165	22	–	–	187
Depreciation	6,577	868	–	5	7,450
Loss on disposal of fixed assets	97	–	–	–	97
Impairment charge	3,784	–	–	–	3,784
Trade receivables impairment/(reversal of prior year write down)	(152)	11	–	–	(141)

2 Segmental information continued

The Group's operations are based in the United Kingdom and the USA.

Revenue by origin	2006 £000	2005 £000
United Kingdom	**78,092**	67,882
United States of America	**17,802**	18,923
Total sales	**95,894**	86,805
Intra-segmental sales	**(2,810)**	(7,419)
Revenue	**93,084**	79,386
Other segment information		
Allocated assets		
United Kingdom	**69,632**	65,171
United States of America	**65,930**	6,904
Total segment assets	**135,562**	72,075
Unallocated assets	**10,333**	20,648
Total assets	**145,895**	92,723
Capital expenditure (including acquisitions)		
Property, plant and equipment – United Kingdom	**4,147**	2,623
Property, plant and equipment – United States of America	**7,106**	83
Intangible asset additions – United Kingdom	**182**	19
Intangible asset additions – United States of America	**16,000**	–
Goodwill	**40,966**	–
Total capital expenditure	**68,401**	2,725
Revenue by destination		
United Kingdom	**23,796**	23,613
United States of America	**41,982**	27,808
Europe	**19,852**	20,276
Rest of the World	**7,454**	7,689
Revenue	**93,084**	79,386

3 Operating expenses

	2006 £000	2005 £000
Raw materials and consumables	**25,147**	24,464
Other external charges	**18,659**	15,519
Staff costs (note 4)	**28,241**	23,724
Depreciation		
– Owned assets	**7,071**	7,450
– Under finance leases	**1**	–
Amortisation of software	**91**	187
Amortisation of acquired intangible assets	**659**	–
Impairment (credit)/charge (note 6)	**(438)**	3,784
Provision against fixed asset investment	**–**	102
Charge in respect of own shares	**–**	128
(Profit)/loss on sale of tangible fixed assets	**(272)**	97
Own work capitalised	**(107)**	(110)
Exchange gains and losses	**172**	(276)
	79,224	75,069
Increase in stock of finished goods and work in progress	**(564)**	(172)
	78,660	74,897

	2006 £000	2005 £000
Operating expenses include the following:		
Operating lease rentals		
– plant and machinery	**233**	262
– other	**64**	61
Research and development	**3,775**	3,182
Trade receivables impairment/(reversal of prior year write down)	**25**	(141)
Property, plant and equipment repairs and maintenance	**2,231**	2,329
Services provided by the Group's auditors		
– audit services (parent Company)	**40**	18
– audit services (subsidiaries)	**139**	101
– audit services	**179**	119
– tax services (parent Company)	**99**	42
– tax services (subsidiaries)	**60**	40
– other services (parent Company)	**175**	–
– other services (subsidiaries)	**296**	11
Total costs incurred	**809**	212
Less: amounts capitalised within acquisition expenses (note 29)	**(438)**	–
Included with operating expenses	**371**	212

The costs capitalised within operating expenses related to financial due diligence and reporting accountants fees incurred in connection with the acquisition of King Systems Corporation.

	2006	2005
Exchange rate information		
Average exchange rate £ Sterling: US$	**1.78**	1.85
Closing exchange rate £ Sterling: US$	**1.82**	1.91

4 Employees

Staff costs and the average monthly number of employees analysed by activity, including executive directors, are shown below.

	2006 £000	2005 £000
Employee benefit costs:		
Wages and salaries	**23,363**	19,797
Social security costs	**2,242**	1,978
Pension costs (note 23)	**2,226**	1,585
Share based payments	**410**	364
	28,241	23,724

	Number	Number
Production	**515**	379
Sales and marketing	**35**	20
Administration and support services	**77**	66
Engineering and product development	**168**	163
	795	628

Staff costs and the average number of persons employed by Bespak plc, including non-executive directors, are shown below.

	2006 £000	2005 £000
Employee benefit costs:		
Wages and salaries	**1,484**	882
Social security costs	**179**	75
Pension costs	**173**	146
Share based payments	**83**	55
	1,919	1,158

The average number of persons employed by Bespak plc in the year was 11 (2005: 9)

5 Directors' emoluments

	2006 £000	2005 £000
Directors		
Aggregate emoluments	**952**	771
Company contributions to money purchase and personal pension schemes	**122**	113
	1,074	884

Further information is disclosed in the Remuneration Report.

6 Special items

	2006 £000	2005 £000
Impairment credit/(charge)	**438**	(3,784)
Plant closure costs	**463**	(2,282)
Exceptional operating income/(expenses)	**901**	(6,066)
Amortisation of acquired intangible assets	**(659)**	–
Special items before taxation	**242**	(6,066)
Taxation on amortisation of acquired tangible assets	**290**	–
Special items after taxation	**532**	(6,066)

The exceptional operating income in the 52 weeks ended 29 April 2006 comprised the reversal of closure provisions and impairment provisions against the carrying value of the Group's tangible fixed assets in the United States, following closure of the manufacturing facility in North Carolina. Amortisation represents the charge for other intangible assets acquired with King Systems. The tax credit represents that related to the amortisation charge. The exceptional operating expenses in the 52 weeks ended 30 April 2005 comprised an impairment charge for the land, buildings, plant and equipment in North Carolina, together with a provision for closure costs, on which there was no tax impact.

7 Finance income

	2006 £000	2005 £000
Interest on deposits	**825**	894

8 Finance expenses

	2006 £000	2005 £000
Bank overdraft and loans	**(919)**	(156)
Other interest payable	**(111)**	(1)
Finance expenses	**(1,030)**	(157)

9 Other finance costs

	2006 £000	2005 £000
Interest on defined benefit plan liabilities	**(2,041)**	(1,898)
Expected return on defined benefit plan assets	**1,657**	1,505
Interest net of expected return on plan assets (note 23)	**(384)**	(393)
Unwinding of discount on deferred consideration (note 24)	**(117)**	–
Other finance costs	**(501)**	(393)

10 Share of associates

	2006 £000	2005 £000
Share of post tax profits/(losses) of associates	**10**	(17)
Summarised income statement information in respect of the Group's associate is set out below:		
Share of turnover of associate (not included in group turnover)	**587**	507

The Group's share of the results of associates is based upon latest unaudited management information to 31 March 2006.

11 Taxation

Taxation charge based on profits for the year

The major components of income tax expense for the 52 weeks ended 29 April 2006 and 30 April 2005 are:

	2006 £000	2005 £000
Current income tax		
UK corporation tax at 30% (2005: 30%)	**3,579**	2,995
Adjustments in respect of prior periods	**37**	(103)
Overseas taxation	**146**	31
Overseas taxation – adjustments in respect of prior periods	**143**	–
	3,905	2,923
Deferred income tax		
UK origination and reversal of timing differences	**(437)**	(371)
Adjustments in respect of prior periods	**(62)**	(54)
	(499)	(425)
Income tax expense reported in the consolidated income statement	**3,406**	2,498
Tax on items credited to equity		
Current tax:		
Actuarial gains and losses on pension schemes	**(543)**	–
Deferred tax:		
Actuarial gains and losses on pension schemes	**(970)**	(764)
Share based payments	**(193)**	–
Exchange movements recognised in reserves	**46**	–
Cash flow hedges	**(99)**	–
Total tax credited to equity	**(1,759)**	(764)

Reconciliation between tax expense and the Group's profit on ordinary activities before taxation

The reconciliation of the UK statutory tax charge to the Group's profit on ordinary activities before taxation is as follows:

	2006 £000	2005 £000
Profit on ordinary activities before taxation	**13,728**	4,816
Taxation charge at UK corporation tax rate of 30%	**4,118**	1,445
Adjustments in respect of prior periods	**118**	(157)
Tax effect of non-deductible or non-taxable items	**476**	–
Transfers from unrecognised tax assets	**(13)**	–
Permanent differences	**(214)**	1,210
Movement in unprovided tax	**(1,273)**	–
Difference in average tax rates in overseas countries	**194**	–
	3,406	2,498

Unrecognised tax losses

The Group has capital losses which arose in the UK of £27,313,000 (2005: £27,313,000) that are available for offset against future chargeable gains in the UK group. Deferred tax assets have not been recognised in respect of these losses as it is not reasonably foreseeable that these will be utilised.

Deferred tax assets of £920,000 (2005: £330,000) in respect of tax losses carried forward have not been recognised due to insufficient certainty over their recoverability. Of the £2,310,000 of US tax losses, £705,000 are due to expire in 2020 and £1,605,000 in 2021.

11 Taxation continued

Deferred tax	Group 2006 £000	Company 2006 £000
Deferred tax liabilities		
Accelerated depreciation	**(12,192)**	–
Deferred gains and losses on foreign currency contracts	**(25)**	–
Financial instruments	**(46)**	–
Deferred tax liabilities recognised in equity	**(12,263)**	–
Deferred tax assets		
Tax losses	**7,636**	7,635
Less not recognised	**(7,635)**	(7,635)
Tax losses recognised	**1**	–
Share based payments	**558**	172
Accelerated capital allowances	**10**	11
Provisions	**2,798**	11
Foreign exchange gains	**98**	–
Retirement benefit obligations	**3,601**	–
Deferred tax assets recognised in equity	**7,066**	194
Net deferred tax (liability)/asset	**(5,197)**	**194**
Provision for deferred tax		
At 1 May 2005	**(443)**	85
Charged to the income statement		
Adjustments to prior year:		
Retirement benefit obligations	**7**	–
Accelerated capital allowances	**(14)**	–
General provisions	**69**	–
Current year charge	**437**	35
Credit to equity	**1,216**	74
Arising on acquisition (note 29)	**(6,740)**	–
Effects of exchange rate changes	**271**	–
At 29 April 2006	**(5,197)**	**194**

12 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the employee trusts which are treated as cancelled.

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue to assume conversion of all dilutive potential ordinary shares. The Group has two classes of dilutive potential ordinary shares; those share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the year and contingently issuable shares under the Long-Term Incentive Plan.

	2006 £000	2005 £000
Net profit after tax attributable to ordinary shareholders before special items	**9,790**	8,384
Special items after taxation	**532**	(6,066)
Net profit after tax attributable to ordinary shareholders	**10,322**	2,318

	2006 Number	2005 Number
Weighted average number of ordinary shares in issue	**27,242,663**	26,805,889
Weighted average number of shares owned by Employee Share Ownership Trusts	**(8,071)**	(34,114)
Average number of ordinary shares in issue for basic earnings	**27,234,592**	26,771,775
Dilutive impact of share options outstanding	**422,960**	353,691
Diluted average number of ordinary shares in issue	**27,657,552**	27,125,466

	2006 Pence	2005 Pence
Basic earnings per share before special items	**35.9**	31.3
Basic earnings/(loss) per share on special items	**2.0**	(22.6)
Basic earnings per share	**37.9**	8.7
Diluted earnings per share before special items	**35.4**	30.9
Diluted earnings/(loss) per share on special items	**1.9**	(22.4)
Diluted earnings per share	**37.3**	8.5

No options over ordinary shares have been exercised since 29 April 2006.

13 Dividends

Dividends declared and paid during the year

	2006 £000	2005 £000
Final dividend for 2005 of 12.1 pence per share (2005: final dividend for 2004 of 12.1 pence per share)	**3,241**	3,237
Interim dividend paid of 7.0 pence per share (2005: 7.0 pence)	**1,960**	1,874
	5,201	5,111

In addition, the directors are proposing a final dividend in respect of the 52 weeks ended 29 April 2006 of 12.1 pence per share which will absorb an estimated £3.39 million of shareholders equity. It will be paid on 26 October 2006 to shareholders who are on the register on 6 October 2006.

14 Property, plant and equipment

Group	Land and buildings £000	Plant, equipment and vehicles £000	Assets under construction £000	Total £000
Cost				
At 1 May 2005	31,201	90,420	1,078	122,699
Effects of exchange rate changes	326	310	(3)	633
Additions	613	3,679	166	4,458
Acquisition of subsidiary (note 29)	4,489	2,253	53	6,795
Reclassifications	222	619	(841)	–
Transfer to other intangible assets	–	(20)	–	(20)
Disposals	(7,667)	(7,005)	(3)	(14,675)
At 29 April 2006	29,184	90,256	450	119,890
Depreciation and impairment				
At 1 May 2005	10,698	60,842	–	71,540
Effects of exchange rate changes	346	380	–	726
Charge for the year	772	6,300	–	7,072
Impairment credit included in exceptional income (note 6)	(438)	–	–	(438)
Transfer to other intangible assets	–	(2)	–	(2)
Disposals	(4,687)	(6,858)	–	(11,545)
At 29 April 2006	6,691	60,662	–	67,353
Net book amount at 29 April 2006	**22,493**	**29,594**	**450**	**52,537**

Included in plant and equipment at 29 April 2006 are leased assets with a cost of £468,000 and a net book value of £18,000.

Company	Plant and equipment £000	Total £000
Cost		
At 1 May 2005	132	132
Additions	6	6
Disposals	(1)	(1)
At 29 April 2006	137	137
Depreciation		
At 1 May 2005	128	128
Charge for the year	2	2
Disposals	(1)	(1)
At 29 April 2006	129	129
Net book amount at 29 April 2006	**8**	**8**

Net book value of land and buildings comprised:

	Group £000	Company £000
Freehold land and buildings	20,373	–
Long-term leasehold property	2,073	–
Short-term leasehold property	47	–
At 29 April 2006	22,493	–

14 Property, plant and equipment continued

Group	Land and buildings £000	Plant, equipment and vehicles £000	Assets under construction £000	Total £000
Cost				
At 2 May 2004	31,727	90,711	1,127	123,565
Effects of exchange rate changes	(551)	(430)	–	(981)
Additions	23	1,634	1,068	2,725
Reclassifications	2	1,115	(1,117)	–
Disposals	–	(2,610)	–	(2,610)
At 30 April 2005	31,201	90,420	1,078	122,699
Depreciation and impairment				
At 2 May 2004	7,067	56,336	–	63,403
Effects of exchange rate changes	(103)	(485)	–	(588)
Charge for the year	861	6,589	–	7,450
Impairment credit included in exceptional expenses (note 6)	2,873	911	–	3,784
Disposals	–	(2,509)	–	(2,509)
At 30 April 2005	10,698	60,842	–	71,540
Net book amount at 30 April 2005	20,503	29,578	1,078	51,159

Included in plant and equipment at 30 April 2005 are leased assets with a cost of £453,000 and a net book value of £nil.

Company	Plant and equipment £000	Total £000
Cost		
At 2 May 2004	129	129
Additions	3	3
At 30 April 2005	132	132
Depreciation		
At 2 May 2004	121	121
Charge for the year	7	7
At 30 April 2005	128	128
Net book amount at 30 April 2005	4	4

Net book value of land and buildings comprised:

	Group £000	Company £000
Freehold land and buildings	18,343	–
Long-term leasehold property	2,160	–
At 30 April 2005	20,503	–

15 Goodwill

	2006 £000
Cost	
Additions through acquisitions (note 29)	**40,966**
Effects of exchange rate changes	**(1,707)**
At 29 April 2006	**39,259**
Net book amount at 29 April 2006	**39,259**

The additions for the year comprise £41.0 million on the acquisition of King Systems Corporation, see note 29 for further details. Goodwill is not amortised but is tested for impairment annually. Value in use calculations are generally utilised to calculate recoverable amount. Value in use is calculated as the net present value of the projected risk-adjusted, post-tax cash flows of the cash generating unit in which the goodwill is contained, applying a discount rate of the Group post-tax weighted average cost of capital of 5.7%, adjusted where necessary for country specific risks. This approximates to applying a pre-tax discount to pre-tax cash flows.

During the year the acquired goodwill in respect of King Systems Corporation was tested for impairment in accordance with IAS 36. A value in use calculation was prepared based upon two year forecasts approved by the Board. The conclusion of this exercise was that there had been no impairment.

16 Other intangible assets

	Computer software £000	Patented and unpatented technology and know-how £000	Trademarks and trade names £000	Customer contracts and relationships £000	Distribution agreements £000	Total £000
Cost						
At 1 May 2005	1,238	–	–	–	–	1,238
Additions	182					182
Additions through business combinations (note 29)	–	5,122	4,703	2,999	3,176	16,000
Transfer from property, plant and equipment	20	–	–	–	–	20
Effects of exchange rate changes	–	(219)	(203)	(129)	(137)	(688)
At 29 April 2006	1,440	4,903	4,500	2,870	3,039	16,752
Amortisation						
At 1 May 2005	1,108	–	–	–	–	1,108
Charge for the year	91	175	161	105	218	750
Transfer from property, plant and equipment	2	–	–	–	–	2
Effects of exchange rate changes	–	(4)	(3)	(2)	(5)	(14)
At 29 April 2006	1,201	171	158	103	213	1,846
Net book amount at 29 April 2006	**239**	**4,732**	**4,342**	**2,767**	**2,826**	**14,906**

The additions through acquisitions arose from the purchase of 100% of the shares of King Systems Corporation on 22 December 2005 (note 29). The valuation methods used and the assessed useful lives of the identified intangible assets were:

	Valuation method	Useful lives
Patented and unpatented technology and know-how	Relief from royalty	10 years
Trademarks and trade names	Relief from royalty	10 years
Customer contracts and relationships	Excess earnings	5 years
Distribution agreements	Excess earnings	2–11 years

A discount rate of 8.3% was used in determining the asset valuations.

16 Other intangible assets continued

	Computer software £000	Patented and unpatented technology and know-how £000	Trademarks and trade names £000	Customer contracts and relationships £000	Distribution agreements £000	Total £000
Cost						
At 2 May 2004 and 30 April 2005	1,238	–	–	–	–	1,238
Amortisation						
At 2 May 2004	921	–	–	–	–	921
Charge for the year	187					187
At 30 April 2005	1,108	–	–	–	–	1,108
Net book amount at 30 April 2005	130	–	–	–	–	130

17 Investments in associates

Group	2006 £000	2005 £000
Investments at start of period	**269**	308
Share of retained losses for the year	**–**	(39)
Investments at end of period	**269**	269

Summarised balance sheet information in respect of the Group's associates is set out below:

	2006 £000	2005 £000
Total assets	**1,892**	1,933
Total liabilities	**(344)**	(385)
Net assets	**1,548**	1,548
Group's share of associates' net assets	**412**	412
Less provision against carrying value	**(143)**	(143)
Net book amount	**269**	269

Company	Investments in subsidiary undertakings 2006 £000	Investments in associates 2006 £000	Total 2006 £000
At 1 May 2005			
Cost	64,350	802	**65,152**
Less: amounts provided	–	(558)	**(558)**
Net book value	64,350	244	**64,594**
Additions in the year	1,235	–	**1,235**
Net book value 29 April 2006	65,585	244	**65,829**

	2006 £000
Long-term loans to Group undertakings	
At 1 May 2005	**8,901**
Additions during the year	**20,121**
Repaid in the year	**(503)**
Transferred to current assets	**(1,926)**
Effects of exchange rate changes	**(391)**
Net book value 29 April 2006	**26,202**

Interest is charged on long-term loans to subsidiaries at rates linked to LIBOR.

18 Available-for-sale financial assets

	2006 £000	2005 £000
At 1 May 2005	**77**	235
Effects of exchange rate changes	**–**	(12)
Impairment charge	**–**	(102)
Disposals	**(77)**	(44)
At 29 April 2006	**–**	77

Available for sale financial assets at 30 April 2005 consisted of an investment in a deferred compensation pension plan for US employees. The assets were sold in the 52 weeks ended 29 April 2006 at book value.

19 Inventories

	Group		Company	
	2006 £000	2005 £000	2006 £000	2005 £000
Raw materials and consumables	**5,060**	3,160	**–**	–
Work in progress	**2,014**	1,288	**–**	–
Finished goods	**2,497**	1,634	**–**	–
	9,571	6,082	**–**	–

The difference between the purchase price or production cost of stocks and their replacement cost is not material.

20 Trade and other receivables

	Group		Company	
	2006 £000	2005 £000	2006 £000	2005 £000
Trade receivables	**14,479**	11,496	**–**	–
Less: Provision for impairment of receivables	**(52)**	(15)	**–**	–
Trade receivables – net	**14,427**	11,481	**–**	–
Amounts receivable from Group undertakings	**–**	–	**18,046**	68
Other receivables	**2,391**	2,226	**598**	149
Derivative financial instruments	**237**	88	**152**	–
Prepayments and accrued income	**2,234**	909	**306**	102
	19,289	14,704	**19,102**	319

Other receivables include £225,000 (2005: £866,000) falling due after more than one year. These amounts have not been discounted.
No credit risk provision is considered necessary in excess of normal provision for doubtful receivables.
Amounts receivable from Group companies include short-term loans on which interest is charged at rates linked to LIBOR.

21 Cash and cash equivalents

	Group		Company	
	2006 £000	2005 £000	2006 £000	2005 £000
Cash at bank and in hand	**4,243**	5,073	**2,746**	3,320
Short-term deposits	**5,539**	15,229	**5,539**	15,229
	9,782	20,302	**8,285**	18,549

Short-term deposits have maturities not exceeding two days at an effective average rate of 4.4% (2005: 4.7%).

22 Trade and other payables

	Group		Company	
	2006 £000	2005 £000	**2006 £000**	2005 £000
Amounts falling due within one year				
Trade payables	**7,137**	7,116	**70**	39
Amounts payable to Group undertakings	**-**	–	**9,429**	16,915
Amounts payable to associated companies – trading	**158**	154	**-**	–
Other taxation and social security	**692**	529	**46**	34
Other creditors	**3,461**	1,984	**39**	–
Accruals and deferred income	**3,632**	1,838	**812**	365
	15,080	11,621	**10,396**	17,353

Loans from Group undertakings have no fixed date of repayment. Interest is charged at rates linked to LIBOR.

23 Pensions and other post-employment benefits

Pension costs	**2006 £000**	2005 £000
UK defined benefit scheme	**1,537**	1,281
UK defined contribution schemes	**353**	195
Contributions to personal pension plans	**89**	81
Overseas schemes	**247**	28
Total charged to operating expenses (note 4)	**2,226**	1,585
Interest on defined benefit plan liabilities	**2,041**	1,898
Less: expected return on defined benefit plan assets	**(1,657)**	(1,505)
Net interest cost charged to other finance costs (note 9)	**384**	393
Total cost of pensions charged to income statement	**2,610**	1,978

Actuarial gains and losses in respect of the defined benefit scheme are recognised in full through the statement of recognised income and expense.

The Group operates a number of pension schemes in the UK and the US to provide pensions to retired employees. Pension benefits are provided by a defined benefit scheme, whereby retirement benefits are based on employee pensionable remuneration and length of service and by defined contribution schemes, whereby retirement benefits are determined by the value of funds arising from contributions paid in respect of each employee.

Contributions to defined benefit schemes are determined in accordance with the advice of an independent, professionally qualified actuary. Pension costs of defined benefit schemes for accounting purposes have been assessed in accordance with independent actuarial advice, using the projected unit method. Liabilities are assessed annually in accordance with the advice of an independent actuary. Formal, independent, actuarial valuations of the Group's defined benefit scheme are undertaken, normally every three years.

The assets of the defined benefit scheme are held in a separately administered trust. On the acquisition of King Systems Corporation in December 2005 the company made a special contribution to the UK defined benefit pension scheme of £9 million and agreed with the trustees to make additional monthly contributions of £135,000 until December 2010 in order to eliminate the deficit in the scheme of £15.6 million, calculated in accordance with FRS 17, as at 30 April 2005.

23 Pensions and other post-employment benefits continued

The following information relates to the Group's UK defined benefit pension scheme:

	At 29 April 2006 £000	At 30 April 2005 £000
Change in benefit obligation		
Benefit obligation at start of period	**37,811**	32,232
Current service cost	**1,537**	1,281
Interest cost	**2,041**	1,898
Plan participants' contributions	**491**	573
Actuarial losses	**9,988**	2,298
Benefits paid	**(677)**	(471)
Benefit obligation at end of period (wholly funded plan)	**51,191**	37,811
Change in plan assets		
Fair value of plan assets at start of period	**22,108**	19,459
Expected return on plan assets	**1,657**	1,505
Actuarial gains/(losses)	**4,948**	(249)
Regular employer contributions	**1,122**	1,291
Employer contributions – deficit funding	**9,540**	–
Member contributions	**491**	573
Benefits paid	**(677)**	(471)
Fair value of plan assets at end of period	**39,189**	22,108
Defined benefit pension scheme deficit recognised (wholly funded plan)	**(12,002)**	(15,703)

	Year to 29 April 2006 £000	Year to 30 April 2005 £000
Components of pension cost		
Current service cost	**1,537**	1,281
Interest cost	**2,041**	1,898
Expected return on plan assets	**(1,657)**	(1,505)
Total pension cost recognised in the income statement	**1,921**	1,674
Actuarial losses immediately recognised	**5,040**	2,547
Total pension cost recognised in the statement of recognised income and expense	**5,040**	2,547
Cumulative amount of actuarial losses immediately recognised	**7,587**	2,547

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

Percentage weighted average asset allocation by asset category	Plan assets at 29 April 2006 %	Plan assets at 30 April 2005 %
Equities	**69**	90
Bonds	**31**	8
Other	**–**	2
	100	100

To develop the expected long-term rate of return on asset assumption, the Company considered the current level of expected returns on risk free investments (primarily UK government bonds) and the historical level of the risk premium associated with the other asset classes in which the portfolio is invested. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate or return on assets assumption for the portfolio. This resulted in the selection of the 6.1% assumption at 29 April 2006.

23 Pensions and other post-employment benefits continued

The following table summarises the actual returns and the principal assumptions used:

The actual returns for year to:	29 April 2006	30 April 2005
Actual return on plan assets (£000)	**6,605**	1,256

Weighted average assumptions used to determine benefit obligations at:	29 April 2006	30 April 2005
Discount rate	**5.10%**	5.30%
Rate of compensation increase	**3.90%**	3.75%

Weighted assumptions used to determine net pension cost for year ended:	29 April 2006	30 April 2005
Discount rate	**5.30%**	5.75%
Expected long-term return on plan assets	**6.75%**	7.40%
Rate of compensation increase	**3.75%**	4.00%

Weighted average life expectancy for mortality tables used to determine benefit obligations at:	29 April 2006 Male	29 April 2006 Female	30 April 2005 Male	30 April 2005 Female
Member age 65 (current life expectancy)	**21**	**24**	17	20
Member age 45 (current life expectancy at age 65)	**23**	**26**	19	22

One of the key assumptions made in valuing the pension scheme's liabilities is the mortality rates used to assess how long pensions will be paid for. The mortality rates used to calculate the Scheme's liabilities were updated as part of the Scheme's actuarial valuation in 2005 to reflect the results of recent surveys that have highlighted that people are living longer. The mortality rates now used in calculating the Scheme's liabilities are based on data collected between 1991 and 1994, but allow for improvements in longevity witnessed since that time and also allow for future improvements to continue at the same rate until 2020. These mortality tables are referred to as the PA92 medium cohort tables.

Amounts for the current and previous two periods are as follows:

Three year history	2006 £000	2005 £000	2004 £000
Benefit obligation at end of year	**51,191**	37,811	32,232
Fair value of plan assets at end of year	**39,189**	22,108	19,459
Deficit	**(12,002)**	(15,703)	(12,773)
Difference between expected and actual return of scheme assets:			
– amount (£000)	**4,948**	(249)	–
– percentage of scheme assets	**12%**	-1%	–
Experience gains and losses to scheme liabilities			
– amount (£000)	**(408)**	–	–
– percentage of scheme liabilities	**-1%**	0%	–

Contributions

Under the Schedule of Contributions agreed with the Scheme's Trustees in place at the time this disclosure was prepared, the Group expects to contribute £2.9 million to the scheme in 2006/07.

24 Provisions and other liabilities

	Plant closure £000	Post retirement benefits £000	Deferred consideration £000	Total £000
Group				
At 1 May 2005	1,845	209	–	**2,054**
Additions through business acquisitions	–	–	6,191	**6,191**
Profit and loss account	(185)	–	117	**(68)**
Utilised in the year	(1,687)	(225)	–	**(1,912)**
Effects of exchange rate changes	135	16	(269)	**(118)**
At 29 April 2006	108	–	6,039	**6,147**
To be settled within one year	108	–	6,039	**6,147**
At 29 April 2006	108	–	6,039	**6,147**

Deferred contingent consideration on acquisition of King Systems Corporation payable March 2007 (note 29)	5,358
Net asset adjustment paid in May 2006 (note 29)	833
Unwinding of discount on deferred consideration included in other finance costs (note 9, payable March 2007)	117
Effects of exchange rate changes	(269)
At 29 April 2006	6,039

The plant closure provision at 30 April 2005 related to the closure of the Group's manufacturing facilities in North Carolina. Manufacturing ceased during the year and the majority of costs were incurred. A partial release of the provision was made during the year and is included in exceptional income within special items (note 6). The remaining provision is expected to be utilised in the next financial year.

The provision for post retirement benefits related to US based employees. The provisions were fully utilised during the year.

The deferred consideration relates to the acquisition of King Systems Corporation (note 29). The net asset adjustment of £833,000 was paid in May 2006. The balance of the provision is expected to be paid by the end of the current financial year. The total amount payable has been discounted at 5.5% being the cost of borrowing. The unwinding of the discount is included within other finance costs.

25 Other non-current liabilities

	2006 £000	2005 £000
Accruals and deferred income	–	399

26 Net (debt)/cash

	Group 2006 £000	Group 2005 £000	Company 2006 £000	Company 2005 £000
Current assets:				
Cash and cash equivalents	**9,782**	20,302	**8,285**	18,549
	9,782	20,302	**8,285**	18,549
Short-term borrowings:				
Overdrafts and short-term loans repayable within one year (unsecured)	**(19,248)**	(2,887)	**(18,707)**	(2,696)
Bank term loan payable within one year	**(3,851)**	–	**(3,851)**	–
Obligations under finance leases	**(7)**	–	**-**	–
	(23,106)	(2,887)	**(22,558)**	(2,696)
Long-term borrowings				
Bank term loan repayable within five years (US$, unsecured)	**(18,293)**	–	**(18,293)**	–
Less: payable with one year	**3,851**	–	**3,851**	–
Obligations under finance leases	**(7)**	–	**-**	–
	(14,449)	–	**(14,442)**	–
Net (debt)/cash	**(27,773)**	17,415	**(28,715)**	15,853

Cash and short-term borrowings

For the purposes of the Group Cash Flow Statement cash and short-term borrowings comprise cash and cash equivalents less bank overdrafts and short-term loans.

	Group 2006 £000	Group 2005 £000	Company 2006 £000	Company 2005 £000
Cash and cash equivalents	**9,782**	20,302	**8,285**	18,549
Bank overdrafts and short-term loans	**(19,248)**	(2,887)	**(18,707)**	(2,696)
Cash and short-term borrowings	**(9,466)**	17,415	**(10,422)**	15,853

The bank loans and overdrafts are subject to cross guarantees between Group companies.

Bank loans are denominated in a number of currencies and bear interest based on LIBOR. In December 2005, as part of interest rate management strategy, the company entered into an interest rate swap for the notional value of the five year term loan. Under this swap, the Company receives interest on a variable basis and pays interest fixed at 5.61%. Interest on the revolving credit facility is charged at LIBOR plus 0.65% and on UK overdrafts at 1% above UK base rate.

27 Share capital and share premium account

Group and Company	Ordinary shares of 10p each Number	£000	Share premium £000
Share capital authorised			
At 30 April 2005	40,000,000	4,000	
At 29 April 2006	40,000,000	4,000	
Share capital issued and fully paid			
At 30 April 2005	26,805,889	2,681	23,051
Issued under share option schemes	73,252	7	307
Issued on acquisition of King Systems Corporation	1,141,427	114	5,479
At 29 April 2006	**28,020,568**	**2,802**	**28,837**

	29 April 2006	30 April 2005
Number ('000) of shares issuable under outstanding options (note 31)	**1,809,121**	1,905,359

34,500 ordinary shares of 10p were issued as a result of exercise under the Bespak Executive Share Option Scheme for total consideration of £153,000. 38,752 ordinary shares of 10p were issued as a result of exercises under the Bespak Savings Related Share Option Scheme for total consideration of £161,000.

1,141,427 ordinary shares of 10p were issued as part consideration for the acquisition of King Systems Corporation in December 2005 (see note 29).

3,741 shares were transferred from the Employee Share Ownership Trust (ESOT) during the year for nil consideration to satisfy entitlements under the Group's Share Incentive Plan.

Bespak QUEST Limited was established in March 1999 as a qualifying share ownership trust (QUEST) to acquire ordinary shares of the Company for transfer to employees exercising options under the Bespak plc Savings Related Share Option scheme. 21,036 shares were transferred to employees in the year for a total consideration of £88,000 (note 30).

28 Movements in equity

Group	Share capital £000	Share premium £000	Retained earnings £000	Other reserves* £000	Total £000
Balance at 2 May 2004	2,681	23,052	36,827	(242)	**62,318**
Total recognised income and (expense) for the year	–	–	557	(142)	**415**
Recognition of share-based payment	–	–	236	128	**364**
Proceeds from release of own shares held	–	(1)	–	13	**12**
Equity dividends	–	–	(5,111)	–	**(5,111)**
Balance at 30 April 2005	2,681	23,051	32,509	(243)	**57,998**
Total recognised income and (expense) for the year	–	–	6,988	(126)	**6,862**
Recognition of share-based payment	–	–	390	20	**410**
Proceeds for sale of shares for employee options	7	307	–	–	**314**
Proceeds from release of own shares held	–	–	–	88	**88**
Equity dividends	–	–	(5,201)	–	**(5,201)**
Issue of share capital	114	5,479	–	–	**5,593**
Transfer to retained earnings	–	–	7	(7)	**–**
Balance at 29 April 2006	2,802	28,837	34,693	(268)	**66,064**

Cumulative goodwill written-off against reserves amounts to £2,297,000 (2005: £2,297,000).

Investment in own shares amounting to £nil at 29 April 2006 (2005: £101,000, 24,777 ordinary shares, nominal value £2,478) are now shown as a deduction from the profit and loss account reserve in the Group balance sheet. In the Company balance sheet the deduction is £nil, (2005: £20,000, 3,741 ordinary shares, nominal value £374).

28 Movements in equity continued

Other reserves expanded	ESOP Trust shares £000	Cash flow hedge reserve £000	Translation reserves £000	Total £000
Balance at 2 May 2004	(242)	–	–	**(242)**
Total recognised income and (expense) for the year	–	–	(142)	**(142)**
Recognition of share-based payment	128	–	–	**128**
Proceeds for sale of own shares for employee options	13	–	–	**13**
Balance at 1 May 2005	(101)	–	(142)	**(243)**
Total recognised income and (expense) for the year	–	106	(232)	**(126)**
Recognition of share-based payment	20	–	–	**20**
Proceeds for sale of own shares for employee options	88	–	–	**88**
Transfer to retained earnings	(7)	–	–	**(7)**
Balance at 29 April 2006	–	106	(374)	**(268)**

Company	Share capital £000	Share premium £000	Retained earnings £000	Total £000
Balance at 2 May 2004	2,681	23,052	38,399	**64,132**
Total recognised income and (expense) for the year	–	–	(3,336)	**(3,336)**
Recognition of share-based payment	–	–	364	**364**
Share issue costs	–	(1)	–	**(1)**
Equity dividends	–	–	(5,111)	**(5,111)**
Balance at 1 May 2005	2,681	23,051	30,316	**56,048**
Total recognised income and (expense) for the year	–	–	(835)	**(835)**
Recognition of share-based payment	–	–	410	**410**
Proceeds for sale of shares for employee options	7	307	–	**314**
Equity dividends	–	–	(5,201)	**(5,201)**
Issue of share capital	114	5,479	–	**5,593**
Balance at 29 April 2006	2,802	28,837	24,690	**56,329**

Profit for the financial period

As permitted by section 230 of the Companies Act 1985, the holding Company's profit and loss account has not been included in these financial statements. The loss on ordinary activities after taxation for the financial year dealt with in the accounts of the holding Company was £0.91 million (2005: loss £3.527 million).

29 Acquisition

On 22 December 2005 the Group purchased 100% of the shares of King Systems Corporation ("King") for total consideration and acquisition costs of £57.7 million. This purchase has been accounted for as an acquisition.

From the date of acquisition to 29 April 2006 King contributed £11.1 million to turnover, £2.0 million to profit before interest and amortisation of acquired intangibles and £1.4 million to profit before tax. King contributed £2.3 million to the Group's net operating cash flows, £0.6 million in respect of taxation and utilised £0.3 million for capital expenditure.

Intangible assets were recognised at their respective fair values where these could be measured reliably. The residual excess over the net assets acquired is recognised as goodwill in the financial statements.

	Carrying values pre acquisition £000	Fair value adjustments £000	Provisional fair values £000
Intangible assets	–	16,000	**16,000**
Property, plant and equipment	5,031	1,764	**6,795**
Inventories	2,003	–	**2,003**
Receivables	3,688	–	**3,688**
Payables	(2,831)	–	**(2,831)**
Current taxation	(187)	(2,122)	**(2,309)**
Deferred taxation	294	(7,034)	**(6,740)**
Cash and cash equivalents	189	–	**189**
Lease obligations	(16)	–	**(16)**
Net assets acquired	8,171	8,608	**16,779**
Goodwill			**40,966**
Total consideration			**57,745**
Total consideration satisfied by:			
1,141,427 ordinary shares issued at market value of £4.90 per share			**5,593**
Cash			**43,090**
Net asset adjustment paid in May 2006			**833**
Deferred contingent consideration			**5,358**
Directly attributable costs			**2,871**
			57,745

The fair value adjustments contain provisional amounts which are subject to finalisation within twelve months of the date of acquisition. Shares issued were valued at market price at the date of acquisition. Goodwill represents the value of synergies, the customer base and the assembled work force.

The outflow of cash and cash equivalents on the acquisition of King is calculated as follows:

	£000
Cash consideration	**43,090**
Directly attributable costs	**2,871**
Cash outflow	**45,961**
Cash acquired	**(189)**
Net cash impact	**45,772**

The intangible assets acquired as part of the acquisition of King can be analysed as follows:

Patented and unpatented technology, and know-how	**5,122**
Trademarks and trade names	**4,703**
Customer contracts and relationships	**2,999**
Distribution agreements	**3,176**
Total	**16,000**

Further details of these are given in note 16.

King earned cumulative revenue of $53.1 million from the start of its financial year 1 January 2005 to its acquisition date.

30 Financial instruments and related disclosures

Financial risk management

Bespak plc reports in sterling and pays dividends out of sterling profits. A function of Group Finance is to manage and monitor the Group's external and internal funding requirements and financial risks in support of Group corporate objectives. Treasury activities are governed by policies and procedures approved by the Board and monitored by Group Finance.

Group Finance maintains treasury control systems and procedures to monitor foreign exchange, interest rate, liquidity, credit and other financial risks.

Bespak uses a variety of financial instruments, including derivatives, to finance its operations and to manage market risks from these operations. Financial instruments include cash and liquid resources, borrowings, forward foreign exchange contracts and interest rate swaps.

Liquid assets surplus to the immediate operating requirements of Group companies are generally invested and managed centrally by Group Finance.

External borrowings, mainly managed centrally by Group Finance, comprise a portfolio of long and short-term finance.

Bespak does not hold or issue derivative financial instruments for trading purposes and the Group's Treasury policies specifically prohibit such activity. All transactions in financial instruments are undertaken to manage the risks arising from underlying business activities, not for speculation.

Fair value of financial assets and liabilities

The table titled 'Fair value of financial assets and liabilities' presents the carrying amount and the fair values of the Group's financial assets and liabilities under IFRS. Where available, market values have been used to determine fair values. Where market values are not available, fair values are determined using the prevailing interest and exchange rates.

The methods and assumptions used to estimate the fair values of financial instruments are as follows:

- Forward exchange contracts – The fair value of the Group's forward exchange contracts is based on market prices and exchange rates at the balance sheet date;
- Interest rate swap – The fair value of the Group's interest rate swap is based on the market values at the balance sheet date; and
- Other – the fair value of other assets and liabilities approximates to the carrying amount reported in the balance sheet.

Fair value and cash flow hedging activities

Under IFRS, all derivative financial instruments are recognised as assets or liabilities in the consolidated balance sheet at fair value. Gains and losses are recognised in the consolidated income statement unless they are designated as hedging instruments and tested to be effective under IAS 39, in which case the element of gains and losses that fulfil the hedge effectiveness criteria are taken directly to equity.

Bespak's hedging strategy is unchanged in respect of covering the transactional risk of foreign currency sales and purchases and hedging the net investment position of foreign subsidiaries.

Interest rate risk management

The Group's policy is to convert a portion of its floating rate debt into fixed rates using interest rate swaps. The Group designates these as cash flow hedges of interest rate risk. The fair value of the interest rate swap at 29 April 2006 of £152,000 has been included in the consolidated statement of recognised income and expense.

The Group manages centrally the short-term cash surpluses or borrowing requirements of subsidiary companies.

Foreign exchange risk management

The Group's principal currency exposure is movement between sterling and the US dollar.

The Group uses forward contracts to hedge transactional currency exposures. As a result there were no material net monetary assets or liabilities in foreign currencies, having taken into account the effect of forward exchange currency contracts that have been used to match foreign currency exposures.

The Group hedges a proportion of forecast future foreign currency transaction exposure extending up to twelve months. At 29 April 2006, the Group held forward contracts to hedge the equivalent of £1.6 million of forecast foreign currency transaction exposures (2005: £4.6 million). The fair value of the forward exchange contracts was £85,000 at 29 April 2006 (2005: £88,000). The Group currently does not designate these forward contracts as cash flow hedges and gains and losses are recognised in the income statement.

Included in loans at 29 April 2006 was a borrowing of US$67,250,000 (£36,999,000) which has been designated as a hedge of the net investments in the United States and is being used to hedge the Group's exposure to foreign exchange risks on these investments. Gains or losses on the retranslation of this borrowing are transferred to equity to offset any gains or losses on translation of the net investments in the subsidiaries.

Committed facilities

As part of its financial risk management policy the Group has committed facilities available at floating rates that expire within one year. In addition the Group has a £40 million revolving credit facility that expires within five years.

Market risk of financial assets

The Group invests centrally managed liquid assets in short-term investments with banks at floating rates measured against LIBID. These investments are classified as cash and cash equivalents.

30 Financial instruments and related disclosures continued

Credit risk

The Group is exposed to a concentration of credit risk in respect of its major customers such that, if one or more of them is affected by financial difficulty, it could materially and adversely affect the Group's financial results. However, the Group does not expect any of its customers to fail to meet their obligations.

The Group does not believe it is exposed to major concentrations of credit risk on other classes of financial instruments. The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their obligations.

The Group applies Board-approved limits to the amount of credit exposure to any one counterparty and employs strict minimum credit worthiness criteria as to the choice of counterparty. Additionally, the Group takes out credit insurance cover against the majority of export sales.

Liquidity

The Group operates internationally, primarily through subsidiary companies established in the markets in which the Group trades. Selling margins are sufficient to exceed normal operating costs and the Group's operating subsidiaries are cash generative.

Operating cash flow is used to fund investment in the research and development of new products as well as routine outflows of capital expenditure, tax, dividends and repayment of maturing debt. The Group may, from time to time, have additional demands for finance, such as acquisitions.

Fair value of financial assets and liabilities

The following table sets out the classification of financial assets and liabilities. Receivables and payables have been included to the extent that they are classified as financial assets and liabilities in accordance with IAS 32. Provisions have been included where there is a contractual obligation to settle in cash. Where appropriate, currency and interest rate swaps have been presented alongside the underlying principal instrument. The carrying amounts of these instruments have been adjusted for the effect of the currency and interest rate swaps acting as hedges.

	At 29 April 2006		At 30 April 2005	
	Book value £000	**Fair value £000**	Book value £000	Fair value £000
Fixed asset investments	**–**	**–**	77	77
Cash and cash equivalents	**9,782**	**9,782**	20,302	20,302
Current asset financial instruments	**9,782**	**9,782**	20,302	20,302
Short-term borrowings and overdrafts	**(19,248)**	**(19,248)**	(2,887)	(2,887)
Finance lease	**(14)**	**(14)**	–	–
Long-term borrowings	**(18,293)**	**(18,293)**	–	–
Interest rate swaps	**152**	**152**	–	–
Total borrowings and related swaps	**(37,403)**	**(37,403)**	(2,887)	(2,887)
Receivables	**225**	**225**	866	866
Payables	**–**	**–**	(399)	(399)
Forward exchange contracts	**85**	**85**	88	88
Total trade receivables, payables and related swaps	**310**	**310**	555	555
Total financial assets and liabilities	**(27,311)**	**(27,311)**	18,047	18,047
Total financial assets	**10,092**	**10,092**	21,347	21,347
Total financial liabilities	**(37,403)**	**(37,403)**	(3,300)	(3,300)

30 Financial instruments and related disclosures continued

Interest rate profile of financial assets and liabilities

The interest profile of the financial assets and liabilities of the Group at 29 April 2006 was as follows:

At 29 April 2006	Fixed asset investments £000	Cash and cash equivalents £000	Receivables £000	Forward exchange contracts £000	Total £000
Financial assets					
Less than one year	–	8,260	–	–	**8,260**
Total interest earning	–	8,260	–	–	**8,260**
Analysed as:					
Floating rate interest	–	8,260	–	–	**8,260**
Total interest earning	–	8,260	–	–	**8,260**
Non-interest earning	–	1,522	225	85	**1,832**
Total	–	9,782	225	85	**10,092**

At 29 April 2006	Short-term borrowings and overdrafts £000	Long-term borrowings £000	Effect of interest rate swaps £000	Payables £000	Obligations under finance leases £000	Total £000
Financial liabilities						
Less than one year	(19,248)	(3,851)	53	–	(7)	**(23,053)**
Between one and two years	–	(3,851)	42	–	(7)	**(3,816)**
Between two and three years	–	(3,851)	30	–	–	**(3,821)**
Between three and four years	–	(3,851)	19	–	–	**(3,832)**
Between four and five years	–	(2,889)	8	–	–	**(2,881)**
Total interest earning	(19,248)	(18,293)	152	–	(14)	**(37,403)**
Analysed as:						
Fixed rate interest	–	(18,293)	152	–	(14)	**(18,155)**
Floating rate interest	(19,248)	–	–	–	–	**(19,248)**
Total interest earning	(19,248)	(18,293)	152	–	(14)	**(37,403)**
Non-interest earning	–	–	–	–	–	–
Total	(19,248)	(18,293)	152	–	(14)	**(37,403)**

30 Financial instruments and related disclosures continued

At 30 April 2005	Fixed asset investments £000	Cash and cash equivalents £000	Receivables £000	Forward exchange contracts £000	Total £000
Financial assets					
Less than one year	–	20,302	–	–	**20,302**
Total interest earning	–	20,302	–	–	**20,302**
Analysed as:					
Floating rate interest	–	19,349	–	–	**19,349**
Total interest earning	–	19,349	–	–	**19,349**
Non-interest earning	77	953	866	102	**1,998**
Total	77	20,302	866	102	**21,347**

At 30 April 2005	Short-term borrowings and overdrafts £000	Long-term borrowings £000	Effect of interest rate swaps £000	Payables £000	Forward exchange contracts £000	Total £000
Financial liabilities						
Less than one year	(2,887)	–	–	–	–	**(2,887)**
Total interest earning	(2,887)	–	–	–	–	**(2,887)**
Analysed as:						
Floating rate interest	(2,887)	–	–	–	–	**(2,887)**
Total interest earning	(2,887)	–	–	–	–	**(2,887)**
Non-interest earning	–	–	–	(399)	(14)	**(413)**
Total	(2,887)	–	–	(399)	(14)	**(3,300)**

Currency profile of financial assets and liabilities

The currency profile of the financial assets and liabilities of the Group at 29 April 2006 is as follows:

At 29 April 2006	Sterling £000	US dollar £000	Euro £000	Swiss franc £000	Indian rupee £000	Total £000
Financial assets						
Cash and cash equivalents	7,122	2,595	63	–	2	**9,782**
Receivables	225	–	–	–	–	**225**
Forward exchange contracts	–	76	9	–	–	**85**
	7,347	2,671	72	–	2	**10,092**
Financial liabilities						
Short-term borrowings and overdrafts	(376)	(18,747)	(122)	(3)	–	**(19,248)**
Long-term borrowings	–	(18,293)	–	–	–	**(18,293)**
Effect of interest rate swaps	–	152	–	–	–	**152**
Obligations under finance leases	–	(14)	–	–	–	**(14)**
	(376)	(36,902)	(122)	(3)	–	**(37,403)**

At 30 April 2005	Sterling £000	US dollar £000	Euro £000	Swiss franc £000	Indian rupee £000	Total £000
Financial assets						
Fixed asset investments	77	–	–	–	–	77
Cash at bank	18,593	1,517	186	–	6	20,302
Receivables	866	–	–	–	–	866
Forward exchange contracts	–	102	–	–	–	102
	19,536	1,619	186	–	6	21,347
Financial liabilities						
Short-term borrowings and overdrafts	(188)	(2,696)	–	(3)	–	(2,887)
Payables	(399)	–	–	–	–	(399)
Forward exchange contracts	–	–	(14)	–	–	(14)
	(587)	(2,696)	(14)	(3)	–	(3,300)

30 Financial instruments and related disclosures continued

Borrowing facilities

At 29 April 2006, the Group had the following undrawn committed borrowing facilities available at floating rates:

	2006 £000	2005 £000
Expiring within one year	**25,453**	12,807

Derivative financial instruments

The table below sets out the net principal amounts and fair value of derivative contracts held by Bespak:

	Contract or underlying principal amount	Fair value	
At 29 April 2006	£000	Assets £000	Liabilities £000
Foreign exchange contracts	2,507	85	–
Interest rate swaps	18,231	152	–
Total derivative financial instruments	**20,738**	**237**	**–**
At 30 April 2005			
Foreign exchange contracts	4,562	102	(14)
Total derivative financial instruments	**4,562**	**102**	**(14)**

Hedges

Cash flow hedges

The Group has entered into a five year interest rate swap and designated it as a cash flow hedge to cover changes in cash flows due to changes in interest rates on its US$ floating rate term loan.

Net investment hedges

The Group has designated its US$ denominated term loan and revolving credit loan as a net investment hedge in respect of the foreign currency translation risk arising on consolidation of the Group's net investments in the United States. The fair value of the US$ borrowings at 29 April 2006 was £36.999 million (2005: £2.696 million). The foreign exchange gain of £1.4 million (2005: £0.2 million) on translation of the borrowing into Sterling has been recognised in exchange reserves.

31 Employee share schemes

Share options

The Group operates share option schemes, whereby options are granted to employees to acquire shares in Bespak plc at the grant price, and share award schemes, whereby awards are granted to employees to acquire shares in Bespak plc at no cost, subject to the achievement by the Group of certain specified performance targets.

The Group operates share option schemes and savings-related share option schemes. Grants under share option schemes are normally exercisable between three and ten years from the date of grant. Grants of share awards are normally exercisable at the end of the three year vesting/performance period. Grants under savings-related share option schemes are normally exercisable after three years saving. Options under the share option schemes are normally granted at the market price ruling at the date of grant. The majority of options under the savings-related share option schemes are granted at a price 20% below the market price ruling at the date of grant.

Share options awarded to the Directors are subject to performance criteria as laid out in the Remuneration Report.

Share-based compensation recognised in the income statement

The share-based compensation charge has been recorded in the income statement as follows:

	2006 £000	2005 £000
Staff costs (see note 4)	**410**	364

31 Employee share schemes continued

Option pricing

For the purposes of valuing options to arrive at the stock-based compensation charge, the Black-Scholes option pricing model, as modified for market performance conditions, has been used. The assumptions used in the model are as follows:

	2006	2005
Risk-free interest rate	**4.5%**	4.6% – 5.0%
Dividend yield	**3.1%**	3.8% – 4.8%
Volatility	**25%**	25%
Expected lives of options granted under:		
Share option schemes	**–**	5 years
Savings-related share option schemes	**–**	3 years
Share appreciation rights	**3 years**	–
Weighted average share price for grants in the year		
Share option schemes – market and option price	**–**	509p
Savings-related share option schemes – market price 542.5p	**–**	434p
Share appreciation rights – market and option price	**614p**	–

The expected volatility is based on historical volatility over the last three years. The expected life is the average expected period to exercise. The risk free rate of return is the yield on zero-coupon UK government bonds of a term consistent with the assumed option life.

	Share option schemes – shares		Savings related share option schemes	
Options outstanding	Number	Weighted exercise price	Number	Weighted exercise price
At 1 May 2005	1,346,106	468p	559,253	352p
Options exercised	(34,500)	443p	(59,788)	417p
Options cancelled	(181,856)	467p	(28,763)	381p
At 29 April 2006	**1,129,750**	**469p**	**470,702**	**342p**

Performance share plan and Share appreciation rights

The Group operates a Performance Share Plan and Share Appreciation Rights Scheme whereby awards are granted to Directors and senior management at no cost. The percentage of each award that vests is based upon the performance of the Group over a three year measurement period. The performance conditions consist of two parts. Condition one is satisfied if the Total Shareholder Return (TSR) of Bespak is equal to or exceeds the TSR of the FTSE All Share Health Index. If Condition one is not satisfied the Awards lapse. If Condition one has been satisfied then the table below sets out the percentage of an Award that vests or becomes exercisable.

Percentage per annum by which Bespak's Growth in EPS exceeds the growth in the Retail Prices Index (RPI) over the performance period	Proportion of award that vests
Less than 3% per annum	Nil
Between 3% and 10% per annum	(EPS % – RPI % – 3%) x 10.71 + 25%
10% per annum or more	100%

Performance shares

Number of shares issuable	Number	Weighted average exercise price
Awards granted	136,669	578p
At 29 April 2006	**136,669**	**578p**

Share appreciation rights

Number of shares issuable		
Awards granted	72,000	614p
At 29 April 2006	**72,000**	**614p**

32 Commitments and contingent liabilities

	Group 2006 £000	Group 2005 £000	Company 2006 £000	Company 2005 £000
i) Capital expenditure contracted for but not provided in the accounts	**410**	1,163	–	–
ii) Commitments under non-cancellable operating leases expiring:				
Other than land and buildings:				
Rental payment due within one year	**139**	99	–	–
Rental payments due between one and five years	**245**	90	–	–
	384	189	–	–

iii) Legal proceedings

In January 2002, the European Patent Office Opposition Board ruled against the Group, upholding the patent rights of a competitor in the field of metered dose inhaler valves. An appeal has been lodged against the decision and the eventual outcome of the dispute is uncertain. The directors do not expect that a material loss will result from these proceedings and as a result no provision has been made.

iv) Cross guarantees

There is a guarantee agreement from Group companies to the Royal Bank of Scotland plc in respect of the Group's bank borrowings which amounted to £37.3 million (2005: £nil) at 29 April 2006.

33 Related party transactions

The consolidated financial statements include the financial statements of the Group and Company and the subsidiaries listed in the following table:

Subsidiaries	Country of registration (or incorporation) and operation	% of ordinary shares held by the Company	% of ordinary shares held by the Group	Nature of business
Bespak Europe Limited	United Kingdom	100	100	Development and manufacturing
Bespak, Inc.	USA	–	100	Manufacturing and distribution
King Systems Corporation	USA	–	100	Development and manufacturing
H&M Rubber Inc.	USA	–	100	Manufacturing

The following table provides the total amount of transactions, which have been entered into with related parties for the relevant financial year:

	Sales of goods and services 2006 £000	Sales of goods and services 2005 £000	Purchase of goods and services 2006 £000	Purchase of goods and services 2005 £000	Amounts owed by related parties 2006 £000	Amounts owed by related parties 2005 £000	Amounts owed to related parties 2006 £000	Amounts owed to related parties 2005 £000
Associate	–	–	**1,057**	890	–	–	**158**	154

Associate

Bull Rubber Limited

The Group has a 26% interest in Bull Rubber Limited (2005: 26%). Bull Rubber, a manufacturing company, is registered and operates in the United Kingdom. Bull Rubber Limited reports to 31 March.

Terms and conditions of transactions with related parties

The sales to and purchases from related parties are made at normal market prices. Outstanding balances at the year-end are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any related parties receivables or payables. For the year ended 29 April 2006 the Group has not made any provision for doubtful debts relating to amounts owed by related parties (2005: £nil). This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

33 Related party transactions continued

Compensation of key management personnel of the Group

The compensation of the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24 Related party disclosures. For further information about the remuneration of individual Directors please see the Remuneration Report.

	2006 £000	2005 £000
Short-term employee benefits	**2,127**	1,605
Post-employment benefits	**196**	153
Termination benefits	**438**	–
Share-based payments	**160**	100
	2,921	1,858

34 Transition to IFRS

This is the first year that the Group has presented its financial statements under IFRS as endorsed by the EU. In accordance with the provisions of IFRS 1 *First-time Adoption of International Financial Reporting Standards* the following disclosures are required in the year of transition. The last financial statements under UK GAAP were for year ended 30 April 2005 and the date of transition was therefore 1 May 2004. The analysis below shows a reconciliation of net assets and profit as reported under UK GAAP at 30 April 2005 to the revised net assets and profit under IFRS as reported in these financial statements. In addition there is a reconciliation of net assets under UK GAAP to IFRS at the transition date for the Company and Group of 1 May 2004.

Reconciliation of profit for the year ending 30 April 2005

Profit for the period	Group 52 weeks ended 30 April 2005 Total £000	Company 52 weeks ended 30 April 2005 Total £000
Profit for the period under UK GAAP	2,728	(3,193)
Adjustments to conform to IFRS		
Defined benefit scheme	(486)	–
Holiday pay	8	(1)
Financial instruments	124	–
Share based payments	(236)	(236)
Associates	22	–
Deferred taxation	158	73
Profit/(loss) for the period under IFRS	2,318	(3,357)

Reconciliation of equity at 1 May 2004 (date of transition to IFRS) and 30 April 2005

Group	30 April 2005 £000	1 May 2004 £000
Total equity under UK GAAP	65,594	67,983
Adjustments to conform to IFRS		
Defined benefit scheme deficit	(15,679)	(12,647)
Holiday pay	(281)	(289)
Financial instruments	88	(36)
Dividends	3,241	3,237
Deferred taxation	5,035	4,070
Total equity under IFRS	57,998	62,318

34 Transition to IFRS continued

Company	30 April 2005 £000	1 May 2004 £000
Total equity under UK GAAP	52,741	60,922
Adjustments to conform to IFRS		
Holiday pay	(19)	(18)
Dividends	3,241	3,237
Deferred taxation	85	(9)
Total equity under IFRS	56,048	64,132

Main changes arising from the transition from UK GAAP to IFRS

Presentation of financial statements
The primary statements have been presented in accordance with IAS 1 *Presentation of Financial Statements*. In the consolidated income statement; (i) net finance income combines interest income and interest expense on the face of the income statement; (ii) the service cost for Bespak's defined benefit pension scheme is included in operating expenses whilst the net financing cost, for which there was no equivalent under UK GAAP, is included in finance costs; and (iii) the share of the profit of joint ventures and associates is now presented including its share of interest and tax. In the consolidated balance sheet, (i) assets and liabilities are analysed between current and non-current; (ii) current and deferred tax is shown separately; (iii) the defined benefit pension deficit is shown separately; (iv) cash includes short-term investments that are readily convertible to cash; and (v) proposed dividends are excluded.

Share-based payments
Bespak operates a number of share-based incentive schemes. Under UK GAAP, where shares are awarded to employees, UITF17 allows the charge to the profit and loss account to be based on the difference between the market value of the shares and the exercise price (an intrinsic value basis) spread over the performance period. SAYE schemes are exempt and no charge is made. Under IFRS, the charge to the consolidated income statement is based on the fair value of share options and awards granted. The fair value of the equity instrument is measured at grant date and spread over the vesting period through the income statement with a corresponding increase in equity. The fair value of the share options and awards has been measured using a Black-Scholes model, as revised to take account of market based conditions. Bespak has applied IFRS 2 only to share options and awards granted after 7 November 2002 that had not vested at 1 January 2005. Future charges are expected to rise in view of the value of subsequent awards, in particular as the new long-term incentive programme is introduced.

Pensions
Under UK GAAP, there was a defined benefit pension charge within operating expenses in the consolidated income statement. Under IFRS, this is allocated between operating expenses and financing costs (reflecting the difference between the expected returns on scheme assets and scheme liabilities). The defined benefit pension scheme deficit is included in the consolidated balance sheet.

Holiday pay
Under Bespak's UK GAAP accounting policy, holiday pay was only accrued where required by local accounting regulations. IFRS requires holiday pay to be accrued for all employees.

Dividends
Under IFRS, interim dividends are recognised when paid, whilst final dividends are recognised when approved by shareholders at the annual general meeting. Dividends are no longer shown on the face of the consolidated income statement but as a movement in equity.

Intangible assets
Under IFRS, the policy on intangible assets is to capitalise all such assets where they meet the specified criteria in IAS 38. In respect of internal product development expenditure, it is management's view that it is not possible to demonstrate with sufficient certainty, prior to customer and regulatory approval, that these criteria are currently met. Consequently no internal development costs have been capitalised.

Capitalised software costs that are not an integral part of the related hardware have been reclassified as intangible fixed assets. Software reclassification has not resulted in a revision of useful economic lives and has not affected reported profits.

34 Transition to IFRS continued

Financial instruments

Under IFRS, all derivative financial instruments are recognised as assets or liabilities in the consolidated balance sheet at fair value. Gains and losses are recognised in the consolidated income statement unless they meet the definition of a cash flow hedge under IAS 39, in which case the element of the gains and losses that fulfil the hedge effectiveness criteria are taken directly to equity.

Bespak's hedging strategy is unchanged in respect of hedging the net investment position of foreign subsidiaries and covering the transactional risk of foreign currency sales and purchases. However, the stricter designation, documentation requirements and effectiveness testing needed to qualify for hedge accounting under IFRS means that transactions undertaken as hedges under UK GAAP may not qualify for the same treatment under IFRS.

Deferred taxation

Deferred tax is required to be provided on all temporary differences under IFRS rather than timing differences under UK GAAP. The deferred tax asset has been offset against the deferred tax liability in the consolidated balance sheet, as the deferred income taxes relate to the same fiscal authority.

The movement to IFRS did not change any of the Group cash flows. Cash and cash equivalents include short-term deposits under IFRS, whereas under UK GAAP these were included in the management of liquid resources category.

IFRS 1, *First-Time adoption of International Financial Reporting Standards*, permits those companies adopting IFRS for the first time to take some exemptions from the full requirements of IFRS in the transition period. Bespak has adopted the following:

1 Business combinations: Business combinations prior to the transition date (1 May 2004) have not been restated onto an IFRS basis.
2 Share based payments: Bespak has applied IFRS 2 to share options and awards granted after 7 November 2002 that had not vested at 1 January 2005.
3 Pensions: all cumulative actuarial gains and losses in respect of employee benefit schemes have been recognised at the date of transition; actuarial gains and losses are recognised in full through the statement of recognised income and expense in the period in which they arise.
4 Cumulative translation differences: the cumulative translation differences have been set to nil at the date of transition.

The restatement of equity and profits from UK GAAP to IFRS was explained in detail in a document titled *Adoption of International Financial Reporting Standards (IFRS)* published on 13 January 2006. This document is available on our website or can be requested in writing from the Company Secretary.

Notice is hereby given that the 47th Annual General Meeting of Bespak plc will be held at Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Buckinghamshire MK12 5TS at 2.00pm on Thursday 28 September 2006. The business of the Meeting will be:

Ordinary business

1 To receive the accounts for the 52 weeks ended 29 April 2006 and the directors' and the auditors' reports for such period.

2 To declare a final dividend of 12.1p per ordinary share be and is hereby payable on 26 October 2006 to holders of ordinary shares registered at close of business on 6 October 2006.

3 To re-elect Mr John Robinson as a director.

4 To re-elect Mr Mark Throdahl as a director.

5 To elect Mr Paul Boughton as a director.

6 To elect Mr Jonathan Glenn as a director.

7 To elect Dr Peter Fellner as a director.

8 To elect Mr Jim Dick as a director.

9 To elect Mr Chris Banks as a director.

10 To approve the Remuneration Report of the Board contained in the Annual report and Accounts.

11 To reappoint PricewaterhouseCoopers LLP as auditors until next year's Annual General Meeting and to authorise the directors to set their remuneration.

Special business

To consider, and if thought fit, to pass the following resolution which will be proposed as an ordinary resolution:

12 THAT: the directors be and are generally and unconditionally authorised in accordance with Section 80 of the Companies Act 1985 ("the Act") to exercise all the powers of the Company to allot relevant securities (within the meaning of the said Section 80) up to a maximum aggregate nominal amount of £934,018 during the period from the date of the passing of this resolution to the earlier of 8 December 2007 and the conclusion of the next Annual General Meeting, and so that this authority shall allow the Company to make offers or agreements before the expiry of this authority which would or might require relevant securities to be allotted after such expiry, and the directors may allot relevant securities in pursuance of such offers or agreements as if the authority given by this resolution had not expired, and this authority shall be in substitution for any previous authorities conferred on the directors to allot relevant securities.

To consider, and if thought fit, pass the following resolutions which will be proposed as special resolutions:

13 THAT subject to the passing of resolution 12 set out in the Notice of Meeting of which this resolution is a part, the directors are empowered, pursuant to Section 95 of the Companies Act 1985 ("the Act"), to allot equity securities (within the meaning of Section 94 of the Act) pursuant to the authority given in accordance with Section 80 of the Act conferred by ordinary resolution 8 set out in the Notice of Meeting of which this resolution is a part, as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

i) in connection with an offer of securities, open for acceptance for a period fixed by the directors, by way of rights to holders of ordinary shares and other persons entitled to participate in such offer in proportion (as nearly as may be) to their holdings (or, as appropriate, to the number of shares which such other persons are deemed to hold) on a record date fixed by the directors subject only to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with legal or practical problems under the laws of any territory or the requirements of any regulatory body or any stock exchange in any territory or in connection with fractional entitlements or any other matter whatever; and

ii) pursuant to the terms of any share scheme for employees approved by members in general meeting; and

iii) (otherwise than pursuant to sub-paragraphs (i) and (ii) above) up to an aggregate nominal amount of £140,102;

during the period commencing on the date of the passing of this resolution and expiring on the earlier of 8 December 2007 and the conclusion of the next Annual General Meeting, and so that this power shall enable the Company to make offers or agreements before such expiry which would or might require equity securities to be allotted after the expiry of this power, and the directors may allot equity securities in pursuance of such offers or agreements as if the power had not expired and this authority shall be in substitution for any previous powers conferred on the directors to allot equity securities.

14 THAT, pursuant to Article 46 of the Company's Articles of Association, the Company be and is hereby generally and unconditionally authorised for the purposes of section 166 of the Companies Act 1985 to make one or more market purchases (within the meaning of section 163(3) of that Act) on the London Stock Exchange of ordinary shares of 10 pence each in the capital of the Company provided that:

i) the maximum aggregate number of ordinary shares hereby authorised to be purchased is 2,802,056 (representing approximately 10 per cent. of the Company's issued ordinary share capital);

ii) the minimum price which may be paid for such shares is 10 pence per ordinary share;

iii) the maximum price which may be paid for an ordinary share shall not be more than 5%. above the average of the middle market quotations for the ordinary shares of the Company as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the date on which the ordinary share is purchased;

(d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company; and

(e) the Company may make a contract or contracts to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts.

15 THAT with effect from the passing of this resolution, the Articles of Association of the Company are amended by the deletion of the current Article 148, and replacement of it with the following article:

148 "Indemnity"

148.1 Subject to the provisions of, and so far as may be permitted by, the Statutes but without prejudice to any indemnity to which the person concerned may be otherwise entitled, the Company may indemnify every director, alternate director, auditor, secretary or other officer of the Company entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or the exercise of his powers or otherwise in relation to or in connection with his duties, powers or office including any liability which may attach to him in respect of any negligence, default, breach of duty or breach of trust in relation to anything done or omitted to be done by him as a director, alternate director, auditor, secretary or other officer of the Company.

148.2 The directors may purchase and maintain at the cost of the Company insurance cover for or for the benefit of every director, alternate director, auditor, secretary or other officer of the Company or of any associated company (as defined in the Act) against any liability which may attach to him in respect of any negligence, default, breach of duty or breach of trust by him in relation to the Company (or such associated company), including anything done or omitted to be done or alleged to have been done or omitted to be done by him as a director, alternate director, auditor, secretary or other officer of the Company or any associated company.

148.3 Subject to the provisions of, and as far as may be permitted by, the Statutes, the Company shall be entitled to fund the expenditure of every director, alternate director or other officer of the Company incurred or to be incurred:

148.3.1 In defending any criminal or civil proceedings; or

148.3.2 In connection with any application under sections 144 (3), 144(4) or 727 of the Act

148.4 For the purposes of this Article 148, "Statutes" shall mean the Act and every other statute, order, regulation, instrument or other subordinate legislation for the time being in force relating to companies and affecting the Company.

By order of the Board
Jenny Owen
Company Secretary

11 July 2006

Registered Office
Bespak plc
Blackhill Drive
Featherstone Road
Wolverton Mill South
Milton Keynes
Buckinghamshire
MK12 5TS

Notes

1 A member entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company. Members wishing to vote by proxy should use the form of proxy enclosed. The instrument appointing a proxy should be deposited with the Company's registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, not less than 48 hours before the time of the meeting.

2 Particulars of transactions of directors and of their family interests in ordinary shares of the Company and its subsidiaries will be available for inspection at the Company's registered office during normal business hours from Mondays to Fridays from the date of this notice until (and including) the date of the Annual General Meeting and at the place of the Annual General Meeting for fifteen minutes prior to and during the Meeting.

3 Copies of directors' service contracts and letters of appointments with the Company and its subsidiaries will be available for inspection at the Company's registered office during normal business hours from Mondays to Fridays from the date of this notice until (and including) the date of the Annual General Meeting and at the place of the Annual General Meeting for fifteen minutes prior to and during the Meeting.

4 To have the right to attend and vote at the meeting, and also for the purpose of calculating how many votes a person may cast, a person must have his/her name entered on the register of members by no later than 48 hours before the time of the meeting. Changes to the register after this time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Resolution 1 – Annual Report and Accounts
Shareholders will be asked to receive the Annual Reports and Accounts for the 52 weeks ended 29 April 2006.

Resolution 2 – Final Dividend
A final ordinary dividend of 12.1p has been recommended by the Board as detailed on page 2 of the Report and Accounts of the Company for the 52 weeks ended 29 April 2006 and will be payable to all members on the register at the close of business on 6 October 2006. The payment date will be 26 October 2006.

Resolutions 3 to 9 – Re-election or election of Directors
Biographical details of the three directors seeking re-appointment are given on page 12 of the Report and Accounts for the 52 weeks ended 29 April 2006.

At a meeting of the Board held in July 2006 the Board considered the performance and ability of the directors standing for re-election and election at the forthcoming Annual General Meeting. Each director concerned was considered to be an effective member of the Board and to display the requisite level of commitment. Hence, the Board recommends their re-election or election to shareholders.

John Robinson (65) will retire by rotation at the Annual General Meeting in accordance with the Company's Articles of Association, and is offering himself for re-election. He is the Company Chairman and Chair of the Nominations Committee. Former Chief Executive Officer and later Chairman of Smith & Nephew plc John is Chairman of George Wimpey plc. He thus brings to the office of Chairman of the Company considerable relevant industry experience and a strong background in corporate governance.

Mark Throdahl (55) will retire by rotation at the Annual General Meeting in accordance with the Company's Articles of Association, and is offering himself for re-election. He is the Group Chief Executive Officer and a member of the Nominations Committee. His significant experience of working for leading medical device companies enables him to develop and manage the Group's operations and lead its strategic development.

Paul Boughton (50) was appointed to the Board on 1 June 2006 having joined the Board in November 2005 as corporate development director. Since he was appointed after the 2005 Annual General Meeting, he will retire and stand for election. Paul is a qualified Chartered Accountant He brings to the Board extensive financial and business development experience gained over 20 years in high technology manufacturing.

Jonathan Glenn (37) was appointed to the Board on 27 July 2006 as Group Finance Director. As he was appointed since the 2005 Annual General Meeting, he will retire and stand for election. From 1998 to 2005 Jon was Global Head of Finance of Celltech Group plc. Following the sale of Celltech to UCB, in March 2005 he became Chief Financial Officer of Akubio, a Cambridge-based, private equity owned, developer of instrumentation for the life sciences industry. At Akubio Jon's responsibilities have included Finance, Investor Relations, IT and Legal. He is a member of the Institute of Chartered Accountants in England and Wales.

Dr Peter Fellner (62) was appointed to the Board on 14 November 2005. As he was appointed since the 2005 Annual General Meeting, he will retire and stand for election. Dr Fellner's background and wide experience in high technology medical and pharmaceutical development gained at Roche and Celltech means he brings considerable strength to the Board. Peter is a member of the Audit and Nominations Committees and upon the retirement of George Meredith at the Annual General Meeting he will become Senior Independent director and he will assume the chair of the Remuneration Committee.

Jim Dick (53) was appointed a director on 26 April 2006 and since he was appointed since the 2005 Annual General Meeting, he will retire and stand for election. Jim is a member of the Remuneration Committee. He has a large amount of experience in international business innovation and change management which allows him to contribute significantly to the Board.

Chris Banks (56) was appointed as a director on 26 April 2006 and since he was appointed after the 2005 Annual General Meeting, he will retire and stand for election. Chris is the director with specific and recent financial experience. Chris is chairman of the Audit Committee He was finance director of the BIS Group from 1985 to 1991 and finance director of CMG plc from 1992 to 2000. Chris brings to the Board a rigorous knowledge of business financial matters.

Resolution 10 – Remuneration Report
Shareholders will be asked to approve the Remuneration Report of the Board as set out on pages 18 to 22 of the Report and Accounts of the Company for the 52 weeks ended 30 April 2006.

Resolution 11 – Re-appointment of Auditors
Resolution 7 proposes the re-appointment of PricewaterhouseCoopers LLP as the Company's auditors and authorises the Directors to set their remuneration for the year.

Resolutions 12 and 13 – Authorities to allot shares
Under the Companies Act 1985 the directors of a Company may only allot unissued shares if they are authorised by the shareholders in general meeting. The Company is asking for such authority in respect of its unissued shares and securities convertible into shares ("relevant securities") in Resolution 8. The aggregate nominal value of relevant securities which can be allotted under the authority is limited to £2,802,056 being equal to approximately 10% of the nominal value of the issued ordinary share capital at the date of this Notice (the Company holds no treasury shares as at the date of this notice). This consists of one third of the issued share capital plus an amount reserved for issues under share schemes. The authority will last until the end of the earlier of 8 December 2007 and the conclusion of the next annual general meeting of the Company.

The directors have no current plans to allot shares under the authority other than in connection with the Group's share schemes.

If equity securities are to be allotted using the authority given by Resolution 12 above, Section 89(1) of the Companies Act 1985 requires that those securities are offered first to existing shareholders in proportion to the number of ordinary shares they each hold at that time. There may be circumstances, however, when it is in the interests of the Company for the directors to be able to allot new equity securities other than by way of a strict rights issue. The directors will, therefore, seek renewal of their authority to allot shares in certain circumstances for cash in accordance with the Companies Act 1985, without the requirement to offer them first to existing shareholders.

The authority given by Resolution 13 will empower the directors to modify the position with regard to offers by way of rights so that they may apply such exclusions or other arrangements as they deem necessary or expedient in relation to fractional entitlements or legal or practical problems arising under the laws or requirements of any recognised regulatory body or any stock exchange or otherwise in any overseas territories. Resolution 8 further authorises the directors to allot equity securities pursuant to any share scheme and also, more generally, for cash in other circumstances, but limited to equity securities having a maximum aggregate nominal value of £1,401,028, being approximately 5% of the Company's issued ordinary share capital at the date of this Notice. The authority will coincide with the Section 80 authority and so will expire at the conclusion of next year's Annual General Meeting.

Resolution 14 – Share buy-back
Authority is sought to purchase up to 10% of the ordinary issued share capital of the Company, continuing the authority granted by shareholders last year. This authority will be used only if the directors consider that it would be in the best interests of the Company and its shareholders generally. Any purchases of ordinary shares made pursuant to this authority would be made by way of market purchases through the London Stock Exchange.

The proposed authority would enable the Company to purchase up to a maximum of 2,802,057 ordinary shares (being approximately 10% of the Company's issued share capital) with a stated upper and lower limit on the price payable. The authority will expire at the conclusion of the Company's Annual General Meeting in 2007 unless renewed, varied or revoked at that, or any earlier, general meeting of the Company's shareholders.

Shares purchased under this authority may be held by the Company as treasury shares for possible future use rather than immediate cancellation, within the limits allowed by law. The Company is required to disclose sales and transfers of shares into and out of treasury and place a limit on the discount to market price at which shares can be sold out of treasury for cash not subject to shareholder pre-emption rights.

For information, at 11 July 2006 (the latest practicable date prior to publication of this document) there were options outstanding over 1,809,121 shares representing approximately 6.5% of the issued share capital of the Company at that date. If the full authority being sought to buy back shares were to be exercised, then such number of options to subscribe for shares would represent approximately 7.2% of the reduced share capital.

Resolution 15 – Amendment of Articles of Association
At the Annual General Meeting a special resolution (Resolution 15) will be proposed to amend the Company's articles of association to take account of the provisions of the Companies (Audit, Investigations and Community Enterprise) Act 2004 which amends the Companies Act 1985 in respect of the power of a company to indemnify a director for liabilities incurred by him in the discharge of his duties. The resolution includes a power to indemnify a director of a company or an associated company (to the extent permitted in the Companies Act 1985 (as amended)) and to provide funds to a director to meet expenditure in defending criminal or civil proceedings or certain applications for relief, on the basis that such funds will be repaid where the director is convicted or judgement is given against him or the relief applied for is refused.

Board of Directors
John Robinson *Chairman*
Mark Throdahl *Chief Executive*
Paul Boughton *Corporate Development Director*
Chris Banks *Non-Executive*
Jack Cashman *Non-Executive*
Jim Dick *Non-Executive*
Dr Peter Fellner *Non-Executive*
George Meredith *Non-Executive*

Company Secretary and General Counsel
Jennifer Owen

Registered office
Blackhill Drive
Featherstone Road
Wolverton Mill South
Milton Keynes
Bucks MK12 5TS
United Kingdom

Telephone +44 (0)1908 552600
Facsimile +44 (0)1908 525260
E-mail bespakplc@bespak.com

Registered number
406711 England

Website
www.bespak.com

Auditors
PricewaterhouseCoopers LLP

Principal bankers
Barclays Bank PLC
The Royal Bank of Scotland plc

Stockbrokers
Investec Bank (UK) Limited

Solicitors
Herbert Smith
Eversheds

Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

Telephone +44 (0)870 162 3100
Facsimile +44 (0)20 8639 2342
E-mail ssd@capitaregistrars.com
www.capitaregistrars.com

Financial calendar

2005/6

Year end	29 April 2006
Ex dividend date	4 October 2006
Record date	6 October 2006
Annual General Meeting	29 September 2006
Payment of final dividend	26 October 2006

2006/7

Announcement of half year results	January 2007
Interim report	January 2007
Interim dividend	February 2007
Year end	28 April 2007

	IFRS		UK GAAP		
	2006 £000	2005 £000	2004 £000	2003 £000	2002 £000
Revenue	**93,084**	79,386	83,176	88,310	100,292
Operating expenses	**(78,902)**	(68,831)	(72,216)	(84,815)	(86,082)
Operating profit before special items	**14,182**	10,555	10,960	3,495	14,210
Exceptional operating income/(expenses)	**901**	(6,066)	(2,465)	(2,365)	–
Amortisation of acquired intangible assets	**(659)**	–	–	–	–
Operating profit	**14,424**	4,489	8,495	1,130	14,210
Profit on sale of associate	**–**	–	–	1,439	–
Finance income	**825**	894	599	871	1,182
Finance expenses	**(1,030)**	(157)	(167)	(480)	(586)
Other finance costs	**(501)**	(393)	–	–	–
Share of joint ventures and associates	**10**	(17)	(69)	325	225
Profit before taxation	**13,728**	4,816	8,858	3,285	15,031
Taxation	**(3,406)**	(2,498)	(2,488)	(499)	(4,068)
Profit for the financial period	**10,322**	2,318	6,370	2,786	10,963
Basic earnings per share (before special items)	**35.9p**	31.3p	30.9p	11.5p	41.3p
Basic earnings per share	**37.9p**	8.7p	23.9p	10.5p	41.3p
Diluted earnings per share (before special items)	**35.4p**	30.9p	30.7p	11.5p	41.0p
Diluted earnings per share	**37.3p**	8.5p	23.8p	10.5p	41.0p
Dividends declared	**19.1p**	19.1p	19.1p	19.1p	19.1p

Note:
The financial information has been extracted from the audited accounts for 2002 to 2006 inclusive.

Designed by Benjamin Rowntree Design
Telephone: 020 7357 0700

This annual report is printed on paper produced from totally chlorine free pulp and from fully sustainable forests

bespak

Transforming inhaled drug delivery



Bespak plc
Blackhill Drive
Featherstone Road
Wolverton Mill South
Milton Keynes
Bucks MK12 5TS
United Kingdom

Telephone: +44 (0)1908 552600
Facsimile: +44 (0)1908 525260
E-mail: bespakplc@bespak.com





Bespak Europe
Blackhill Drive
Featherstone Road
Wolverton Mill South
Milton Keynes
Bucks MK12 5TS
United Kingdom

Telephone: +44 (0)1908 552600
Facsimile: +44 (0)1908 525260
E-mail: bizdev@bespak.com



Transforming quality

Bespak Europe
Bergen Way
King's Lynn
Norfolk PE30 2JJ
United Kingdom

Telephone: +44 (0)1553 691000
Facsimile: +44 (0)1553 693728
E-mail: bizdev@bespak.com

Transforming airway management

King Systems Corporation
15011 Herriman Boulevard
Noblesville
IN 46060
United States of America

Telephone: 317 776 6823
Facsimile: 317 776 6827
E-mail: kingsystems@kingsystems.com


bespak



www.bespak.com



Transforming itself